                                               FILED PURSUANT TO RULE 424(b)(4)
                                               REGISTRATION NO. 333-14923

PROSPECTUS

                               1,100,000 SHARES

[LOGO]                    RENAISSANCE SOLUTIONS, INC.

                                 COMMON STOCK

  Of the 1,100,000 shares of Common Stock offered hereby, 50,150 shares are being sold by the Company and 1,049,850 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling
Stockholders."

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol RENS. On November 12, 1996 the last reported sale price for the Common Stock was $34.25 per share. See "Price Range of Common Stock."

                                 ------------

THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.

                                 ------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 PRICE TO     UNDERWRITING   PROCEEDS TO   PROCEEDS TO SELLING
                  PUBLIC      DISCOUNT (1)   COMPANY (2)    STOCKHOLDERS (2)
------------------------------------------------------------------------------
Per Share...      $33.75         $1.92          $31.83           $31.83
------------------------------------------------------------------------------
Total (3)...   $37,125,000     $2,112,000     $1,596,274       $33,416,726

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses associated with this offering estimated at $400,000, $303,000 of which will be payable by the Company and $97,000 of which will be payable by certain Selling Stockholders.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 165,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $42,693,750, $2,428,800, $6,848,224 and $33,416,726, respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about November 18, 1996, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST
                                COWEN & COMPANY
                                                  ROBERTSON, STEPHENS & COMPANY

November 13, 1996

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 1996, June 28, 1996 and September 27, 1996, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed by the Company with the Commission on March 27, 1995, are incorporated by reference in this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  Copies of all documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents) may be obtained upon written or oral request without charge by persons, including beneficial owners, to whom this Prospectus is delivered. Requests should be made to the Investor Relations Department of the Company at its executive offices located at Lincoln North, 55 Old Bedford Road, Lincoln, Massachusetts 01773, telephone: (617) 259-8833.

  SFS and Strategic Feedback System are trademarks of the Company. All other trademarks, service marks or trade names referred to in this Prospectus are the property of their respective owners.

                                ---------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                ---------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information contained in this Prospectus (i) gives effect to completion on April 3, 1995 of the Reorganization described elsewhere in this Prospectus under "The Company," and
(ii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Renaissance Solutions, Inc. ("Renaissance" or the "Company") provides management consulting and client/server systems integration services, primarily for large corporations. The Company's offerings fall into two categories, strategic services and performance innovation services. Strategic services consist primarily of management consulting services using the "Balanced Scorecard" concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders, and the design, development and implementation of software-based executive information systems. The Company's strategic services are designed to assist senior executives in strategy implementation. The Company's performance innovation services include the design, development and implementation of desktop applications using client/server architecture to support decision-making, coordination, information sharing and skill development by knowledge workers. These applications are designed for key business processes, including market and product development, sales, order fulfillment and customer service. The Company believes that by bridging management consulting and systems integration capabilities it can help its customers effectively use technology to satisfy their strategic objectives.

  The Company markets its services directly and, since June 1993, pursuant to a Teaming Agreement (the "Teaming Agreement") with Gemini Consulting, Inc. ("Gemini"), the sole stockholder of one of the Selling Stockholders (the "Gemini Selling Stockholder"). The Company and Gemini have entered into a Third Amended and Restated Teaming Agreement (the "Restated Teaming Agreement") to be effective upon the closing of this offering. Under the Restated Teaming Agreement, Renaissance and Gemini will market and perform certain service offerings on a collaborative basis. Gemini has committed, subject to certain conditions, to provide the Company with minimum bookings of $12.0 million in the twelve months ending October 31, 1997, and $12.5 million in each of the twelve month periods ending October 31, 1998 and 1999. Renaissance markets and delivers its services through offices in Boston, Chicago, New York and London. Renaissance customers include AT&T, CIGNA, The Limited, Mercantile & General and Mobil.

                                  THE OFFERING

Common Stock offered by the Company.....     50,150 shares
Common Stock offered by the Selling
 Stockholders...........................  1,049,850 shares
Common Stock to be outstanding after the
 offering...............................  7,750,318 shares (1)
Use of proceeds.........................  Working capital and other general corporate purposes, including possible
                                          acquisitions
Nasdaq National Market symbol...........  RENS

--------------------
(1) Based on the number of shares outstanding as of September 27, 1996, after giving effect to (i) the exercise by certain Selling Stockholders of options to purchase a total of 31,250 shares of Common Stock to be sold by such Selling Stockholders in this offering and (ii) the exercise by the Gemini Selling Stockholder of warrants to purchase a total of 633,600 shares of Common Stock to be sold by the Gemini Selling Stockholder in this offering. Excludes (i) 931,504 shares of Common Stock (excluding options to purchase 31,250 shares of Common Stock which will be exercised and sold in connection with this offering) issuable upon the exercise of options outstanding as of September 27, 1996 at a weighted average exercise price of $14.44 per share, (ii) 38,604 shares of Common Stock reserved for future option grants and stock awards under the Company's 1995 Equity Incentive Plan, (iii) 407,858 shares of Common Stock reserved for future stock purchases under the Company's 1995 Employee Stock Purchase Plan, and (iv) 25,000 shares of Common Stock reserved for future option grants under the Company's 1995 Director Stock Option Plan. The Board of Directors of the Company recently approved an amendment to the Company's 1995 Equity Incentive Plan, subject to stockholder approval, increasing the number of shares of Common Stock available for issuance thereunder from 1,100,000 to 2,100,000. See "Recent Developments--Proposed Amendment to the Company's 1995 Equity Incentive Plan" and Notes 7 and 8 of Notes to Consolidated Financial Statements.

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                   YEARS ENDED
                             PERIOD FROM          DECEMBER 31,             NINE MONTHS ENDED
                           MARCH 23, 1992    ------------------------ ---------------------------
                         (INCEPTION) THROUGH                          SEPTEMBER 29, SEPTEMBER 27,
                          DECEMBER 31, 1992   1993     1994    1995       1995          1996
                         ------------------- -------  ------- ------- ------------- -------------
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............       $1,500        $ 2,540  $12,881 $22,601   $ 15,721      $ 25,395
 Income (loss) from
  operations............          220         (1,698)   2,910   5,157      3,259         5,059
 Net income (loss) (1)..          214         (1,741)   2,800   3,676      2,470         3,615
PRO FORMA DATA (2):
 Pro forma net income
  (loss)................       $  127        $(1,654) $ 2,207 $ 3,340    $ 2,134       $ 3,615
 Pro forma net income
  per share.............                              $   .44 $   .56      $ .36         $ .49
 Pro forma weighted
  average number of
  common shares
  outstanding (3).......                                4,993   5,913      5,758         7,376

                                                          SEPTEMBER 27, 1996
                                                      --------------------------
                                                      ACTUAL      AS ADJUSTED(4)
                                                      -------     --------------
BALANCE SHEET DATA:
 Cash, cash equivalents and marketable securities.... $42,149        $54,107
 Working capital.....................................  51,537         63,495
 Total assets........................................  56,481         68,439
 Stockholders' equity................................  53,427         65,385

--------------------
(1) From its inception in 1992 to its Reorganization in April 1995, the Company was either an S corporation or a limited partnership and accordingly was not subject to federal and state income taxes. See "The Company."
(2) The pro forma data have been computed as if the Company were subject to federal and all applicable state corporate income taxes from its inception in 1992 to its Reorganization in April 1995, based on the statutory tax rates and the tax laws then in effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 9 of Notes to Consolidated Financial Statements.
(3) Based on the weighted average number of common shares and common share equivalents. See Notes 1 and 2 of Notes to Consolidated Financial Statements.
(4) Adjusted to give effect to (i) the exercise of warrants to purchase 633,600 shares of Common Stock by the Gemini Selling Stockholder and the receipt by the Company of the proceeds therefrom, (ii) the exercise of options to purchase 31,250 shares of Common Stock by certain Selling Stockholders and the receipt by the Company of the proceeds therefrom, and (iii) the sale of 50,150 shares of Common Stock offered by the Company hereby (after deduction of the underwriting discount and estimated offering expenses payable by the Company). See "Use of Proceeds."

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

  Dependence on Gemini. Since 1993 the Company has been a party to the Teaming Agreement with Gemini pursuant to which the Company and Gemini have agreed to market and perform certain service offerings on a collaborative basis. The Company currently relies on Gemini for a significant portion of the Company's marketing activities. Approximately 79%, 54% and 43% of the Company's revenues in 1994, 1995 and the first three fiscal quarters of 1996, respectively, resulted from its relationship with Gemini; approximately 65%, 24% and 27%, respectively, of revenues were from services and other amounts billable to Gemini and approximately 14%, 30% and 16%, respectively, of revenues were from services billable directly to third parties. As a result, the Company's success is currently dependent in large part on the success of Gemini's marketing efforts.

  The Company and Gemini have entered into the Restated Teaming Agreement, which will become effective upon the closing of this offering. Gemini has committed to provide the Company with certain minimum bookings during the term of the Restated Teaming Agreement, subject to the satisfaction of certain conditions. In the event that during any of the six month periods during the term of the Restated Teaming Agreement bookings obtained by Renaissance from Gemini customers or customers of joint service offerings by Renaissance and Gemini are less than specified minimum commitment levels, Gemini may retain the services of Renaissance for a fee equal to the amount of the deficiency. If at the end of twelve months a bookings deficiency still remains, Gemini is required to make a compensating payment to Renaissance of 25% of the remaining deficiency in full satisfaction of the bookings deficiency. Gemini's obligation to provide these bookings to the Company will terminate in the event that any of Harry M. Lasker, David A. Lubin or David P. Norton, the founders of the Company, ceases to be employed by the Company on a full time basis during the term of the Restated Teaming Agreement. In such event, the parties have agreed to negotiate in good faith to establish new commitments for the remainder of the term of the Restated Teaming Agreement. In addition, the amount of Gemini's bookings commitment is subject to adjustment as a result of, among other things, any failure by Renaissance to make available to Gemini such quantities of marketing and sales resources and such number of staff for joint service offerings as may from time to time be mutually agreed upon by the parties.

  The Company monitors Gemini's progress in meeting its bookings commitments through regular conference calls and meetings with Gemini representatives. "Bookings" are generally defined for purposes of the Restated Teaming Agreement as gross fees (excluding expense reimbursements) committed to Renaissance as a result of the relationship with Gemini during the applicable period, as evidenced by a written agreement between the Company and the customer for the delivery of goods or services within twelve months, plus any such fees actually collected by the Company during such period which are not evidenced by a written agreement. Gemini generally is treated as having satisfied its bookings commitment regardless of whether revenues are recognized by Renaissance with respect to a particular engagement. For example, under the Restated Teaming Agreement, 50% of the fees attributable to a cancelled contract count towards Gemini's bookings commitment if such cancellation is not primarily attributable to the actions or omissions of Gemini. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. In addition, Gemini does not guarantee the collectibility of any receivables resulting from customer engagements under the Restated Teaming Agreement.

  The Restated Teaming Agreement has a term ending on November 1, 1999. The Restated Teaming Agreement is subject to earlier termination upon the occurrence of certain events, including a change in control of the Company (as defined in the Restated Teaming Agreement). In the event that the Restated Teaming Agreement is validly terminated by either party prior to its expiration, Renaissance is required to pay a termination fee to Gemini in an amount declining from a maximum of $1.6 million in the event of a termination prior to November 1, 1996 to a minimum of $250,000 in the event of a termination prior to

November 1, 1999. In addition, in such event, various payment obligations contained in the Restated Teaming Agreement will terminate on the termination date. While the Company is continuing to build its internal marketing force and seeking additional strategic alliances, the termination of the Restated Teaming Agreement could have a material adverse effect on the Company's business and results of operations.

  Under the Restated Teaming Agreement, the Company has agreed to train Gemini in the use of the Company's Balanced Scorecard, desktop application and certain other methodologies during the period ending October 31, 1998 and to perpetually license these methodologies, to the extent developed prior to November 1, 1998, to Gemini on a non-exclusive basis. As a result, during the term of the Restated Teaming Agreement Gemini personnel may perform services in connection with joint service offerings which might otherwise be performed by Company personnel. In addition, following the termination of the Restated Teaming Agreement, Gemini will be in a position to compete with the Company using know-how and methodologies which might otherwise be proprietary to the Company.

  The Company's ability to obtain the benefit of the bookings commitments under the Restated Teaming Agreement may be affected by Gemini's creditworthiness. Under the terms of the Restated Teaming Agreement, Gemini is not required to provide the Company with information regarding Gemini's financial condition. Based on information made publicly available by an affiliate of Gemini, the Company believes that Gemini experienced a significant decline in sales and profits as well as capacity problems in 1995, and that Gemini's results for the first quarter of 1996 were below its budget for such quarter.

  In each of the three six month periods ended April 30, 1996, Gemini's actual bookings were lower than the minimum bookings provided for under the Teaming Agreement. During the six month period commenced on May 1, 1995 and ended October 31, 1995, Gemini's bookings commitment (as defined in the Teaming Agreement) to the Company was $8.25 million. The actual bookings for such period, net of bookings applied to the prior period deficiency, totalled approximately $1.9 million. Gemini satisfied the resulting $6.3 million deficiency in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini, work performed by Renaissance as a subcontractor for Gemini, work performed by Renaissance directly for Gemini and the acquisition by Gemini from the Company of certain Company program designs and related materials. During the six month period commenced on November 1, 1995 and ended April 30, 1996, Gemini's bookings commitment to the Company was $7.0 million. The actual bookings for the period, net of bookings applied to the prior period deficiency, totalled approximately $1.2 million. Gemini issued to Renaissance a purchase order for the deficiency of approximately $5.8 million. This purchase order was satisfied by Gemini in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini of approximately $4.0 million and a cash payment by Gemini to Renaissance of $750,000 in the third fiscal quarter of 1996 in satisfaction of the remaining $1.8 million purchase order obligation. The Company's net income for the third fiscal quarter of 1996 was favorably affected by this cash payment which was included in revenues and had no incremental cost associated with it. During the six month period commenced on May 1, 1996 and ending on October 31, 1996, Gemini's bookings commitment to the Company is $8.0 million. Approximately $4.0 million in revenues generated from the estimated $5.0 million in bookings in this six month period will be applied to satisfy the prior period deficiency. Pursuant to the terms of the Restated Teaming Agreement, Renaissance and Gemini have agreed that Gemini will satisfy the resulting bookings deficiency for the period ending October 31, 1996 with a one-time payment by Gemini to Renaissance of approximately $1.6 million (subject to adjustment in accordance with the terms of the Restated Teaming Agreement), to be made simultaneously with the closing of this offering.

  Simultaneously with the closing of the Company's initial public offering in April 1995, the Company sold to Gemini two warrants (the "Gemini Warrants") to purchase up to 633,600 shares of Common Stock. In addition, Messrs. Lasker and Lubin and Melissa E. Norton, the wife of David Norton, sold to Gemini, at such closing, options (the "Gemini Options") to purchase up to an aggregate of 150,000 shares of Common Stock held by them. The Gemini Warrants and the Gemini Options were subsequently transferred by Gemini to the Gemini Selling Stockholder. The Gemini Selling Stockholder will exercise the Gemini Warrants and the Gemini Options and sell the shares of Common Stock represented thereby in connection with this offering.

  See "Business--Relationship with Gemini."

  Concentration of Revenues. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of major projects. In 1994, 1995 and the first three fiscal quarters of 1996, revenues from services and other amounts billable to Gemini accounted for approximately 65%, 24% and 27%, respectively, of the Company's total revenues. Revenues from services billable to Gemini in 1994 include revenues from services provided to CIGNA by the Company as a subcontractor on behalf of Gemini pursuant to the Teaming Agreement. These revenues from services provided to CIGNA accounted for approximately 45% of the Company's total revenues in 1994. In addition, revenues from services billable to divisions of AT&T and to Mobil accounted for approximately 14% and 12%, respectively, of the Company's total revenues in 1994 and revenues from services billable to divisions of AT&T and to CIGNA accounted for approximately 36% and 12%, respectively, of the Company's total revenues in 1995. In the first three fiscal quarters of 1996, revenues from services billable to operating companies of AT&T accounted for approximately 46% of the Company's total revenues. The Company anticipates that revenues from operating companies of AT&T will decrease in the future because several engagements for this group of clients have been completed. The Company's revenues and earnings can fluctuate from quarter to quarter based on the number of customer engagements and the requirements of these engagements. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. An unanticipated termination of a major project could have a material adverse effect on the Company's business and results of operations.

  Variability of Quarterly Operating Results. Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors. Quarterly revenues and operating results can depend on the size of customer engagements during a quarter, the number of working days in a quarter and employee utilization rates. The timing of revenues is difficult to forecast because the Company's sales cycle is relatively long in the case of new customers and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the level of customer assignments can cause significant variations in operating results from quarter to quarter and could result in losses. The Company attempts to manage its personnel utilization rates by closely monitoring project timetables and staffing requirements for new projects. While the number of professional staff may be adjusted to some degree to reflect active projects, the Company must maintain a sufficient number of senior professionals to oversee existing customer projects and participate in securing new customer engagements. In addition, most of the Company's engagements are terminable without customer penalty. An unanticipated termination of a major project could result in an increase in underutilized employees and a decrease in revenues and profits or the incurrence of losses.

  Dependence on Principal Service Offerings; Need to Develop New
Offerings. The Company currently derives substantially all of its revenue from two service offerings, consulting services based on its Balanced Scorecard methodology and client/server systems integration services relating to the design and development of desktop applications to support business processes. Any factor adversely affecting the sales or profitability of these services could have a material adverse effect on the Company's business and results of operations. The market for desktop applications of the type offered by the Company is new, reflecting the greater use of client/server architecture and related computer and computer software technology. Accordingly, there can be no assurance that this market will develop as anticipated by the Company.

  The Company's future success will depend in significant part on its ability to successfully develop and introduce new service offerings and improved versions of existing service offerings. There can be no assurance that the Company will be successful in developing, introducing on a timely basis and marketing such service offerings or that any service offerings will be accepted in the market. Moreover, services offered by others may render the Company's services non-competitive or obsolete. See "Business--Services."

  Project Risks. Many of the Company's engagements involve projects which are critical to the operations of its customers' businesses and which provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in the incurrence by the Company of a financial loss and could damage the Company's reputation and adversely affect its ability to attract new business. In addition, an unanticipated difficulty in completing a project could have an adverse effect on the Company's business and results of operations. Fees for the Company's engagements typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. However, there can be no assurance that the Company will be successful in obtaining any such adjustment in the future.

  Management of Growth. The Company is currently experiencing a period of rapid growth which has placed and could continue to place a strain on the Company's financial, management and other resources. From January 1, 1993 through September 27, 1996, the size of the Company's professional staff increased from 17 to 111 full-time equivalent employees, and further increases are anticipated. Since January 1, 1993, the Company has expanded geographically by adding employees based in New York, Chicago and London. The Company intends to open additional domestic and international offices as needed. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's business and results of operations could be adversely affected.

  Attraction and Retention of Key Personnel; Dependence on Founders. The Company's business involves the delivery of professional services and is labor intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company. Although the Company expects to continue to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of any of the Company's three founders or other key personnel could have a material adverse effect on the Company's business and results of operations, including its ability to attract employees and secure and complete engagements. See "Dependence on Gemini."

  Competition. The management consulting and client/server systems integration markets are subject to rapid change and are highly competitive. The Company competes with and faces potential competition for customer assignments and experienced personnel from a number of companies that have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than does the Company. In addition, the management consulting and client/server systems integration markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company's customers primarily consist of major corporations, and there are an increasing number of professional services firms seeking management consulting and client/server systems integration engagements from that customer base. The Company believes that the principal competitive factors in the management consulting and client/server systems integration industries include the nature of the services offered, quality of service, responsiveness to customer needs, experience, technical expertise and price. There can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with any new competitors. See "Business--Competition."

  Control by Directors and Officers. Upon completion of this offering, the Company's officers and directors, and their affiliates, will beneficially own approximately 33.7% of the Company's outstanding Common Stock. As a practical matter, these stockholders, if acting together, may have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval, irrespective of how other stockholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Stockholders." Pursuant to a voting agreement entered into in connection with the Reorganization, Messrs. Lasker and Lubin, Melissa E. Norton (the wife of Mr. Norton), the Harry M. Lasker Children's Trust and the David A. Lubin Children's Trust have agreed to vote their shares of Common Stock to elect to the Company's Board of Directors one individual designated by each of Messrs. Lasker and Lubin and Ms. Norton. The current designees to the Board of Directors under this voting agreement are Messrs. Lasker, Lubin and Norton. The voting agreement will continue in effect until October 31, 1998.

  Risks Associated with Potential Acquisitions. The Company's strategy includes the potential acquisition of businesses, products and technologies that are complementary to those of the Company. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers. There can be no assurance that the Company will be able to complete acquisitions or that the Company will be able to successfully integrate any acquired businesses, and the failure of the Company to successfully complete acquisitions or to integrate any acquired businesses could have a material adverse effect on the Company's business and results of operations. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

  Antitakeover Provisions. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and the Company's Amended and Restated By-laws (the "Restated By-laws") require reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by a Chairman, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. The affirmative vote of the holders of 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote is required to amend or repeal these provisions. In addition, the Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, Preferred Stock. These provisions, as well as other provisions of the Restated Certificate of Incorporation and the Restated By-laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

  International Operations. Sales outside North America accounted for approximately 16% of the Company's revenues in each of the year ended December 31, 1995 and the first three fiscal quarters of 1996. The Company intends to expand its presence in European markets and anticipates that international sales will account for an increasing portion of revenues in the future. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand and adversely affect the profitability in U.S. dollars of services provided by the Company in foreign markets where payment for the Company's services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. See "Business--Marketing, Sales and Customers."

  Possible Volatility of Share Price. The market price of the Company's Common Stock, which is quoted on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, announcements of new contracts or service offerings by Renaissance or its competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.

  Intellectual Property Rights. The Company's success is dependent in part upon its management consulting and client/server systems integration methodologies and other intellectual property, some of which is proprietary to the Company. A significant portion of the Company's management consulting services are based on the Balanced Scorecard concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders. The Company believes that the Balanced Scorecard name is in the public domain. As a result, third parties may provide services using the Balanced Scorecard name which are competitive with the services offered by the Company.

  The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company presently holds no patents or registered copyrights, trademarks or service marks. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. See "Business--Intellectual Property."

                              RECENT DEVELOPMENTS

PROPOSED AMENDMENT TO THE COMPANY'S 1995 EQUITY INCENTIVE PLAN

  On September 18, 1996, the Board of Directors adopted, subject to stockholder approval, an amendment (the "Amendment") to the Company's 1995 Equity Incentive Plan (the "Plan") increasing the number of shares of Common Stock available for issuance under the Plan from 1,100,000 to 2,100,000 (subject to adjustment for certain changes in the Company's capitalization). The Board of Directors has called a Special Meeting of Stockholders of the Company, to be held on November 15, 1996, for the purpose of approving the Amendment. As of September 27, 1996, 38,604 shares remained available for stock option grants and restricted stock awards to Renaissance employees under the Plan. If the Amendment is approved, the Company will have additional authorized shares of Common Stock available for future grants and awards, including grants and awards in connection with any merger, consolidation or acquisition by the Company.

                                  THE COMPANY

  The Company was organized as a Delaware corporation in March 1992. In December 1993, the Company contributed all of its assets, subject to all of its liabilities, to Renaissance Strategy Group Limited Partnership, a Delaware limited partnership (the "Partnership"), in exchange for the sole general partnership interest in the Partnership. The business of the Company described in this Prospectus was conducted by the Partnership from December 1993 to April 1995.

  Pursuant to a reorganization agreement (the "Reorganization Agreement") entered into among the Company, the Partnership, the limited partners of the Partnership, the holders of certain units of economic interest in the Partnership ("Units") and the holders of certain options to purchase Units, effective on April 3, 1995, the Partnership was dissolved and all of its assets and liabilities were distributed to and assumed by the Company. The reorganization of the Company described above is referred to in this Prospectus as the "Reorganization."

  Unless the context otherwise requires, references herein to the "Company" and "Renaissance" refer to Renaissance Solutions, Inc., a Delaware corporation, and, with respect to operations between December 1, 1993 and April 3, 1995, the Partnership, and its wholly-owned subsidiaries, Renaissance Solutions Limited and Renaissance Securities Corp. References to historical financial information of the Company prior to April 3, 1995 refer to the historical financial information of its predecessors. See Note 1 of the Notes to Consolidated Financial Statements.

  The Company's principal office is located at Lincoln North, 55 Old Bedford Road, Lincoln, Massachusetts 01773 and its telephone number is (617) 259-8833.

                                USE OF PROCEEDS

  The net proceeds to Renaissance from the sale of shares of Common Stock offered by the Company hereby are estimated to be approximately $1.3 million (approximately $6.5 million if the Underwriters' overallotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will also receive approximately $10.3 million from the Gemini Selling Stockholder as payment of the exercise price of the Gemini Warrants and approximately $348,000 from certain other Selling Stockholders as payment of the exercise price of the stock options being exercised by such Selling Stockholders in connection with the offering. The Company will also receive approximately $1.6 million (subject to adjustment in accordance with the terms of the Restated Teaming Agreement) from Gemini upon the closing of the offering pursuant to the terms of the Restated Teaming Agreement. See "Business--Relationship with Gemini."

  The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders or from the exercise of the Gemini Options by the Gemini Selling Stockholder. Upon exercise of the Gemini Options, the Gemini Selling Stockholder will pay an aggregate of approximately $2.7 million to Harry M. Lasker, David A. Lubin and Melissa E. Norton, representing the exercise price of the Gemini Options and repayment with interest of the promissory notes issued by Gemini in connection with the purchase of the Gemini Options. See "Risk Factors--Dependence on Gemini" and "Principal and Selling Stockholders."

  The Company expects to use the net proceeds from this offering for working capital and other general corporate purposes. The Company has not as yet identified specific uses for such proceeds and will have discretion over their use and investment.

  The Company intends to seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may also be used for such acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurances that any such acquisitions will be made. See "Risk Factors--Risks Associated with Acquisition Strategy."

  Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol RENS. The following table sets forth for the periods indicated the high and low sales prices for the Company's Common Stock.

                                                                 HIGH     LOW
     1996                                                       ------- -------
     Fourth quarter (through November 12, 1996)................ $49.250 $33.500
     Third quarter.............................................  42.375  25.500
     Second quarter............................................  35.500  27.500
     First quarter.............................................  30.000  13.250
     1995
     Fourth quarter............................................ $24.750 $13.000
     Third quarter.............................................  26.750  13.000
     Second quarter (from April 4, 1995).......................  15.750   9.500

  On November 12, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $34.25 per share. As of November 8, 1996, the Company had 27 stockholders of record.

                                CAPITALIZATION

  The following table sets forth as of September 27, 1996 (i) the actual capitalization of the Company, and (ii) the capitalization of the Company as adjusted to reflect (a) the exercise by the Gemini Selling Stockholder of the Gemini Warrant, (b) the exercise by certain Selling Stockholders of options to purchase 31,250 shares of Common Stock, and (c) the issuance and sale by the Company of 50,150 shares of Common Stock offered hereby and receipt of the net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                          SEPTEMBER 27, 1996
                                                          ----------------------
                                                          ACTUAL     AS ADJUSTED
                                                          -------    -----------
                                                             (IN THOUSANDS
                                                          EXCEPT SHARE DATA)
Short-term borrowings, consisting of amounts outstanding
 on line of credit......................................  $   --       $   --
                                                          =======      =======
Long-term liabilities...................................  $   161      $   161
                                                          -------      -------
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares
   authorized; no shares issued and outstanding actual
   and as adjusted......................................      --           --
  Common stock, $.0001 par value; 20,000,000 shares
   authorized; 7,035,318 shares issued and outstanding,
   actual; 7,750,318 shares issued and outstanding, as
   adjusted (1).........................................        1            1
  Additional paid-in capital............................   45,389       58,947
  Warrants to acquire Common Stock......................    1,600(2)       --
  Cumulative translation adjustments....................      (33)         (33)
  Unrealized gain on marketable securities..............       17           17
  Retained earnings.....................................    6,453        6,453
                                                          -------      -------
   Stockholders' equity.................................   53,427       65,385
                                                          -------      -------
    Total capitalization................................  $53,588      $65,546
                                                          =======      =======

---------------------
(1) Gives effect to (i) the exercise by certain Selling Stockholders of options to purchase a total of 31,250 shares of Common Stock to be sold by such Selling Stockholders in this offering and (ii) the exercise by the Gemini Selling Stockholder of warrants to purchase, and the issuance by the Company of, 633,600 shares of Common Stock. Excludes, as of September 27, 1996 (i) 931,504 shares of Common Stock (excluding options to purchase 31,250 which will be exercised and sold in connection with this offering) reserved for issuance upon the exercise of options outstanding, (ii) 38,604 shares of Common Stock reserved for future option grants and stock awards under the Company's 1995 Equity Incentive Plan, (iii) 25,000 shares of Common Stock reserved for future option grants under the Company's 1995 Director Stock Option Plan, and (iv) 407,858 shares of Common Stock reserved for future stock purchases under the Company's 1995 Employee Stock Purchase Plan. The Board of Directors of the Company recently approved an amendment to the Company's 1995 Equity Incentive Plan, subject to stockholder approval, increasing the number of shares of Common Stock available for issuance thereunder from 1,100,000 to 2,100,000. See "Recent Developments--Proposed Amendment to the Company's 1995 Equity Incentive Plan" and Notes 7 and 8 of Notes to Consolidated Financial Statements.
(2) Consists of receipt of proceeds from the sale of the Gemini Warrants to Gemini for an aggregate purchase price of $1,600,000.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial information with respect to the Company's consolidated statements of operations for the period from March 23, 1992 (date of inception) through December 31, 1992, for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 27, 1996 and with respect to the Company's consolidated balance sheets as of December 31, 1994 and 1995 and September 27, 1996 have been derived from the Company's audited Consolidated Financial Statements. The audit report of Deloitte & Touche LLP as of December 31, 1994 and 1995 and September 27, 1996, for each of the three years in the period ended December 31, 1995 and for the nine months ended September 27, 1996 is included in the Consolidated Financial Statements. The statement of operations data for the nine months ended September 29, 1995 are derived from the Company's unaudited financial statements also appearing herein, which have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such period. The operating results for the nine months ended September 27, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1996 or for any subsequent period. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                           PERIOD FROM
                            MARCH 23,
                               1992           YEARS ENDED
                           (INCEPTION)        DECEMBER 31,           NINE MONTHS ENDED
                             THROUGH    --------------------------  -------------------
                           DECEMBER 31,                             SEPT. 29, SEPT. 27,
                               1992      1993      1994     1995       1995      1996
                           ------------ -------  --------  -------  --------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
 STATEMENT OF OPERATIONS
  DATA:
 Revenues................     $1,500    $ 2,540  $ 12,881  $22,601   $15,721   $25,395
                              ------    -------  --------  -------   -------   -------
 Costs and expenses:
  Professional
   personnel.............        940      2,563     6,508   11,484     8,224    13,617
  Professional
   development and
   recruiting............        --         266       693    1,258       982     1,318
  Marketing and sales....         15        157       276      589       383     1,047
  General and
   administrative........        325      1,252     2,494    4,113     2,873     4,354
                              ------    -------  --------  -------   -------   -------
    Total costs and
     expenses............      1,280      4,238     9,971   17,444    12,462    20,336
                              ------    -------  --------  -------   -------   -------
 Income (loss) from
  operations.............        220     (1,698)    2,910    5,157     3,259     5,059
 Interest expense........         (6)       (43)     (126)     (80)      (57)      (41)
 Interest income.........        --         --         16      490       355       899
                              ------    -------  --------  -------   -------   -------
 Income (loss) before
  income taxes...........        214     (1,741)    2,800    5,567     3,557     5,917
 Provision for income
  taxes..................        --         --        --     1,891     1,087     2,302
                              ------    -------  --------  -------   -------   -------
 Net income (loss) (1)...     $  214    $(1,741) $  2,800  $ 3,676   $ 2,470   $ 3,615
                              ======    =======  ========  =======   =======   =======
 PRO FORMA DATA (2):
 Historical income (loss)
  before income taxes....     $  214    $(1,741) $  2,800  $ 5,567   $ 3,557   $ 5,917
                              ------    -------  --------  -------   -------   -------
 Historical income taxes.        --         --        --     1,891     1,087     2,302
 Additional provision
  (credit) for income
  taxes..................         87        (87)      593      336       336       --
                              ------    -------  --------  -------   -------   -------
 Pro forma income taxes..         87        (87)      593    2,227     1,423     2,302
                              ------    -------  --------  -------   -------   -------
 Pro forma net income
  (loss).................     $  127    $(1,654) $  2,207  $ 3,340   $ 2,134   $ 3,615
                              ======    =======  ========  =======   =======   =======
 Pro forma net income per
  share..................                        $    .44  $   .56   $   .36   $   .49
                                                 ========  =======   =======   =======
 Pro forma weighted
  average number of
  common and common
  equivalent shares
  outstanding (3)........                           4,993    5,913     5,758     7,376
                                                 ========  =======   =======   =======
                                                     DECEMBER 31,
                                        -------------------------------------
                                                                             SEPT. 27,
                                         1992      1993    1994      1995      1996
                                        -------  -------  -------  --------- ---------
(IN-THOUSANDS)
 BALANCE SHEET DATA:
 Cash, cash equivalents
  and marketable
  securities.............               $    55  $    --   $ 1,384   $10,930   $42,149
 Total assets............                   717     1,345    5,653    23,025    56,481
 Current portion of
  long-term debt.........                   --        --       667       --        --
 Stockholder's equity....                   214    (1,527)   1,274    18,765    53,427

(1) From its inception in 1992 through its Reorganization in April 1995, the Company was either an S corporation or a limited partnership and accordingly was not subject to federal and state income taxes.
(2) The pro forma statement of operations data have been computed as if the Company were subject to federal and all applicable state corporate income taxes from inception, based on the statutory tax rates and the tax laws then in effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 2 and 9 of Notes to Consolidated Financial Statements.
(3) Based on the weighted average number of common shares and common share equivalents outstanding. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company derives substantially all of its revenues from management consulting and client/server systems integration services. The Company markets its services directly and through the Teaming Agreement with Gemini. Pursuant to the Teaming Agreement, Renaissance and Gemini have agreed to market and perform certain service offerings on a collaborative basis. Approximately 79%, 54% and 43% of the Company's revenues in 1994 and 1995 and for the nine months ended September 27, 1996, respectively, resulted from its relationship with Gemini; approximately 65%, 24% and 27% of revenues were from services and other amounts billable to Gemini and approximately 14%, 30% and 16% of revenues were from services billable directly to third parties in 1994 and 1995 and for the nine months ended September 27, 1996, respectively. The Company and Gemini have entered into the Restated Teaming Agreement, which will become effective upon the closing of this offering. See "Risk Factors-- Dependence on Gemini" and "Business--Relationship with Gemini."

  Fees for services provided by the Company typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. The Company records revenues at estimated realizable rates as labor hours are incurred. Provisions are made for estimated unbillable and uncollectible amounts.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of operations.

                                  YEARS ENDED
                                 DECEMBER 31,             NINE MONTHS ENDED
                               --------------------  ---------------------------
                                                     SEPTEMBER 29, SEPTEMBER 27,
                               1993    1994   1995       1995          1996
                               -----   -----  -----  ------------- -------------
STATEMENT OF OPERATIONS DATA:
Revenues.....................  100.0%  100.0% 100.0%     100.0%        100.0%
                               -----   -----  -----      -----         -----
Costs and expenses:
  Professional personnel.....  100.9    50.5   50.8       52.3          53.6
  Professional development
   and recruiting............   10.5     5.4    5.6        6.3           5.2
  Marketing and sales........    6.2     2.1    2.6        2.4           4.1
  General and administrative.   49.3    19.4   18.2       18.3          17.2
                               -----   -----  -----      -----         -----
    Total costs and expenses.  166.9    77.4   77.2       79.3          80.1
                               -----   -----  -----      -----         -----
Income (loss) from
 operations..................  (66.9)   22.6   22.8       20.7          19.9
Interest income (expense),
 net.........................   (1.6)    (.9)   1.8        1.9           3.4
                               -----   -----  -----      -----         -----
Income (loss) before income
 taxes.......................  (68.5)   21.7   24.6       22.6          23.3
Provision for income taxes...    --      --     8.4        6.9           9.1
                               -----   -----  -----      -----         -----
Net income (loss)............  (68.5)%  21.7%  16.2%      15.7%         14.2%
                               =====   =====  =====      =====         =====
PRO FORMA DATA:
Historical income (loss)
 before income taxes.........  (68.5)%  21.7%  24.6%      22.6%         23.3%
                               -----   -----  -----      -----         -----
Historical income taxes......    --      --     8.4        6.9           9.1
Additional provision (credit)
 for income taxes............   (3.4)    4.6    1.5        2.1           --
                               -----   -----  -----      -----         -----
Pro forma income taxes.......   (3.4)    4.6    9.9        9.0           9.1
                               -----   -----  -----      -----         -----
Pro forma net income (loss)..  (65.1)%  17.1%  14.7%      13.6%         14.2%
                               =====   =====  =====      =====         =====

 Nine Months Ended September 27, 1996 Compared with Nine Months Ended September 29, 1995

  Revenues increased 62% to $25.4 million in the first three quarters of 1996 from $15.7 million in the first three quarters of 1995. This increase in revenues was primarily attributable to the significantly increased level of services performed for clients by both the Strategic Management Services Group and the Performance Innovation Services Group. Revenues attributable to the Company's relationship with Gemini represented 43% and 46% of total revenues in the nine month periods ended September 27, 1996 and September 29, 1995, respectively. The Company expects that revenues from Gemini will decrease as a percentage of revenues in the future. See "Risk Factors--Dependence on Gemini." Revenues from operating companies of AT&T represented, in the aggregate, approximately 46% and 32% of the Company's revenues in the nine month periods ended September 27, 1996 and September 29, 1995, respectively. The Company anticipates that revenues attributable to operating companies of AT&T will decrease in the future because several engagements for this group of clients have been completed. See "Risk Factors--Concentration of Revenues."

  In each of the three six month periods ended on April 30, 1996, Gemini's actual bookings were lower than the minimum bookings provided for under the Teaming Agreement. Gross bookings attributable to Gemini under the Teaming Agreement (without regard to the application of bookings to prior period deficiencies) for the six month periods ended April 30, 1995, October 31, 1995 and April 30, 1996 were $6.8 million, $2.0 million and $5.3 million, respectively. For the six month period ending October 31, 1996, the Company estimates that such gross bookings will total approximately $5.0 million. Because bookings for the six month period ended October 31, 1995 were substantially below the bookings commitment for such period, bookings for the subsequent six month period ended April 30, 1996 were, and for the six month period ending October 31, 1996 will be, in accordance with the Teaming Agreement, used to satisfy prior period deficiencies.

  In particular, during the six month period commenced on May 1, 1995 and ended October 31, 1995, Gemini's bookings commitment to the Company was $8.25 million. The actual bookings for such period, net of bookings applied to the prior period deficiency, totalled approximately $1.9 million. Gemini satisfied the resulting $6.3 million deficiency in the subsequent six month period through a combination of revenues generated from client work referred to Renaissance by Gemini, work performed by Renaissance as a subcontractor for Gemini, work performed by Renaissance directly for Gemini and the acquisition by Gemini from the Company for $2.2 million (included in revenue for the nine months ended September 27, 1996) of certain Company program designs and related materials. During the six month period commenced on November 1, 1995 and ended April 30, 1996, Gemini's bookings commitment to the Company was $7.0 million. The actual bookings for the period, net of bookings applied to the prior period deficiency, totalled approximately $1.2 million. Gemini issued to Renaissance a purchase order for the deficiency of approximately $5.8 million. This purchase order was satisfied by Gemini in the subsequent period through a combination of revenues generated from client work referred to Renaissance by Gemini of approximately $4.0 million and a cash payment by Gemini to Renaissance of $750,000 in the third quarter of 1996 in satisfaction of the remaining $1.8 million purchase order obligation. The Company's net income for the third fiscal quarter of 1996 was favorably affected by this cash payment which was included in revenues and had no incremental cost associated with it.

  During the six month period commenced on May 1, 1996 and ending on October 31, 1996, Gemini's bookings commitment to the Company is $8.0 million. Approximately $4.0 million in revenues generated from the estimated $5.0 million in bookings in this six month period will be applied to satisfy the prior period deficiency. Renaissance and Gemini have agreed that Gemini will satisfy the bookings deficiency for this period with a one time payment by Gemini to Renaissance of approximately $1.6 million (subject to adjustment in accordance with the terms of the Restated Teaming Agreement), to be made simultaneously with the closing of this offering. See "Risk Factors-- Dependence on Gemini" and "Business--Relationship with Gemini."

  Professional personnel costs increased 66% in the first three quarters of 1996 to $13.6 million, or 54% of revenues, from $8.2 million, or 52.3% of revenues, in the first three quarters of 1995. The number of full-time equivalent professional employees increased to 111 at September 27, 1996 from 82 at September 29, 1995. The increase in personnel costs resulted from the addition of 15 professionals in December 1995, the standardization of all employee compensation adjustments to January of each year beginning in January 1996 and professional time investment in the Company's Web-based information services offering.

  Professional development and recruiting costs increased 34% in the first three quarters of 1996 to $1.3 million, or 5% of revenues, from $982,000, or 6% of revenues, in the first three quarters of 1995. This increase in professional development and recruiting costs resulted primarily from significant expansion in the number of professional employees retained by the Company.

  Marketing and sales expenses increased 173% in the first three quarters of 1996 to $1.0 million, or 4% of revenues, from $383,000, or 2% of revenues, in the first three quarters of 1995. This increase in marketing and sales expenses reflected an increase in the level and scope of marketing communications activities in 1996. The Company is expanding its marketing and sales efforts and therefore expects related expenses to increase as a percentage of revenues in the future. See "Business--Marketing, Sales and Customers."

  General and administrative expenses increased 52% in the first three quarters of 1996 to $4.4 million, or 17% of revenues, from $2.9 million, or 18% of revenues, in the first three quarters of 1995. This increase in general and administrative expenses resulted primarily from additional costs necessary to support the growth in the Company's business and professional staff during 1996 and included increases in salary costs for administrative staff, increases in facilities and operating expenses and investments in upgrading the Company's telecommunications (video and audio), networks and systems.

  Interest expense declined 28% in the first three quarters of 1996 to $41,000, or 0.2% of revenues, from $57,000, or 0.4% of revenues, for the first three quarters of 1995. This decline was primarily attributable to the reduction in interest payments to Gemini under a $2.0 million working capital loan from Gemini to the Company (the "Gemini Loan"), which was repaid following the Company's initial public offering in April 1995, offset by payments made to Shawmut Bank under the Company's working capital line of credit. Interest income increased 153% in the first three quarters of 1996 to $899,000, or 4% of revenues, from $355,000, or 2% of revenues, for the first three quarters of 1995. This increase was primarily the result of higher cash balances from cash generated by operations and the proceeds from the Company's follow-on public offering in May 1996. Interest income consists of interest earned on the Company's cash, cash equivalents and marketable securities.

  The provision for income taxes in the first three quarters of 1996 was $2.3 million or 39% compared with a pro forma tax provision of $1.4 million or 40% in the first three quarters of 1995. The 1995 figure was computed as if the Company had been taxable as a C Corporation since its inception. Prior to its Reorganization on April 3, 1995, the Company was not subject to federal or state income taxes at the Company level.

 1995 Compared with 1994

  Revenues increased 75% to $22.6 million in 1995 from $12.9 million in 1994. This increase in revenues was primarily attributable to the significantly increased level of services performed for clients by the Performance Innovation Services Group. Revenues from three operating companies of AT&T represented, in the aggregate, approximately 36% of the Company's revenues in 1995. Revenues attributable to the Company's relationship with Gemini represented approximately 54% and 79% of the Company's total revenues in 1995 and 1994, respectively.

  Professional personnel costs (which includes salaries and benefits and costs associated with independent contractors) increased 76% in 1995 to $11.5 million, or 51% of revenues, from $6.5 million, or 51% of revenues, in 1994. Professional personnel costs in 1995 reflect the election by the Company's Co-Chairmen and Chief Executive Officer to permanently forego a total of $150,000 in compensation to which they were otherwise entitled in 1995. The number of full-time equivalent professional employees increased to 91 at December 31, 1995, from 56 at December 31, 1994. This increase in personnel resulted from the need to staff an increasing level of customer engagements.

  Professional development and recruiting costs increased 82% in 1995 to $1.3 million, or 6% of revenues, from 693,000, or 5% or revenues, in 1994. This increase in professional development and recruiting costs was primarily attributable to the addition of significant numbers of professional personnel by the Company in 1995.

  Marketing and sales expenses increased 113% in 1995 to $589,000, or 3% of revenues, from $276,000, or 2% of revenues, in 1994. This increase in marketing and sales expenses reflected increased public relations and other marketing communications activities in 1995. The Company is expanding its marketing and sales efforts and therefore expects related expenses to increase as a percentage of revenues in the future. See "Business--Marketing, Sales and Customers."

  General and administrative expenses increased 65% in 1995 to $4.1 million, or 18% of revenues, from $2.5 million, or 19% of revenues, in 1994. This increase in general and administrative expenses resulted primarily from additional costs necessary to support the growth in the Company's business and professional staff during 1995 and included increases in salary costs for administrative staff as well as increases in facilities and operating expenses.

  Interest expense declined 37% in 1995 to $80,000, or 0.4% of revenues, from $126,000, or 1% of revenues, for 1994. This decline was primarily attributable to the reduction in interest payments to Gemini under a $2.0 million working capital loan from Gemini to the Company (the "Gemini Loan"), which was repaid following the Company's initial public offering in April 1995. Interest income was $490,000, or 2.2% of revenues, for 1995, up from $16,000, or less than 1% of revenues, during 1994. The increase in interest income resulted from interest earned on the proceeds of the Company's initial public offering.

  The pro forma provision for income taxes in 1995 was $2.2 million compared with a pro forma tax provision of $593,000 in 1994. Both figures are computed as if the Company had been taxable as a C Corporation since its inception. Prior to its Reorganization on April 3, 1995, the Company was not subject to federal or state income taxes at the Company level. The 1995 pro forma effective tax rate was 40%. The 1994 pro forma effective tax rate of 21% was less than the federal statutory tax rate of 34% due to the carryforward of operating losses from 1993.

  Under the Teaming Agreement as then in effect, during the six month period commenced on May 1, 1995 and ended October 31, 1995, Gemini was obligated to provide the Company with bookings (as defined in the Teaming Agreement) of $8.25 million. The actual bookings for such period totalled approximately $1.9 million. Gemini satisfied the approximately $6.3 million deficiency through a combination of revenues generated from client work referred to Renaissance by Gemini, work performed by Renaissance as a subcontractor for Gemini and work performed by Renaissance directly for Gemini. A portion of the deficiency satisfied directly by Gemini was payable in installments through September 1, 1996.

 1994 Compared with 1993

  Revenues increased to $12.9 million in 1994 from $2.5 million in 1993. This increase in revenues was primarily attributable to the significantly increased level of services performed for customers by both the Company's Strategic Services Group and Performance Innovation Services Group. This increase was primarily attributable to additional engagements resulting from the Company's collaboration with Gemini. Revenues attributable to the Company's relationship with Gemini represented approximately 79% and 28% of the Company's total revenues in 1994 and 1993, respectively. The Company began its collaboration with Gemini in June 1993.

  Professional personnel costs increased 154% in 1994 to $6.5 million, or 51% of revenues, from $2.6 million, or 101% of revenues, in 1993. The number of full-time equivalent professional employees increased to 56 at December 31, 1994 from 17 at December 31, 1993. This increase in personnel resulted from the need to staff an increasing level of customer engagements. At December 31, 1994, independent contractors represented 7 of the Company's 56 full-time equivalent professional personnel, compared with one of the Company's 17 full-time equivalent professional personnel at December 31, 1993.

  Professional development and recruiting costs increased 161% in 1994 to $693,000, or 5% of revenues, from $266,000, or 11% of revenues, in 1993. This increase in professional development and recruiting costs was primarily attributable to the addition of significant numbers of professional personnel by the Company in 1994.

  Marketing and sales expenses increased 76% in 1994 to $276,000, or 2% of revenues, from $157,000, or 6% of revenues, in 1993. This increase in marketing and sales expenses reflected increased marketing activities in 1994, including executive seminars in New York and London, regular newsletters and direct mail initiatives. The Company is expanding its marketing and sales efforts and therefore expects related expenses to increase as a percentage of revenues in the future. See "Business--Marketing, Sales and Customers."

  General and administrative expenses increased 99% in 1994 to $2.5 million, or 19% of revenues, from $1.3 million, or 49% of revenues, in 1993. This increase in general and administrative expenses resulted primarily from additional costs necessary to support the growth in the Company's business and staff in 1994 and included increases in salaries and benefits for additional administrative personnel and increases in facilities costs.

  Interest expense increased 193% in 1994 to $126,000, or 1% of revenues, from $43,000, or 2% of revenues, in 1993. This increase in interest expense was primarily attributable to higher average daily balances under the Gemini Loan, which was outstanding for all of 1994 and only a portion of 1993. Interest income was $16,000 in 1994. Interest income consists of interest earned on the Company's excess cash balances. The Company did not realize any interest income in 1993.

  The pro forma provision for income taxes in 1994 was $593,000 compared with a pro forma credit provision of $87,000 in 1993, both computed as if the Company had been taxable as a C corporation since its inception. Prior to the Reorganization, the Company was not subject to federal or state income taxes at the Company level. The 1994 pro forma effective tax rate of 21% was less than the federal statutory tax rate of 34% due to the carryforward of operating losses from 1993. The 1993 pro forma effective tax credit rate of 5% was less than the federal statutory tax rate of 34% due to the 1993 operating loss.

LIQUIDITY AND CAPITAL RESOURCES

  To date, the Company's financing requirements have been met through a combination of funds generated by operations, loans from Gemini, bank borrowings, loans from certain of the Company's stockholders, the sale of Common Stock in the Company's initial and follow-on public offerings and the sale to Gemini of the Gemini Warrants. At September 27, 1996, the Company had working capital of $51.5 million, an increase of $34.8 million as compared to working capital of $16.7 million at December 31, 1995. The increase was primarily attributable to the Company's follow-on offering in May 1996, which provided net proceeds of $28.8 million.

  Funds provided (used) by operations amounted to $(1,638,000), $2,287,000, $(2,306,000) and $1,985,000 for 1993, 1994, 1995 and the first three fiscal quarters of 1996, respectively. Accounts receivable and unbilled services increased significantly in 1994 over 1993 and in 1995 over 1994 as a result of the increased services performed by the Company in these years. Accounts receivable and unbilled services increased 253% to $3.2 million on December 31, 1994, as compared to $904,000 on December 31, 1993. During the same period, revenues increased 407%, to $12.9 million from $2.5 million. Accounts receivable and unbilled services increased 199% to $9.6 million on December 31, 1995 as compared to $3.2 million on December 31, 1994. During this same period revenues increased 75%, to $22.6 million from $12.9 million in 1994. Accounts receivable and unbilled services increased 19% to $11.4 million on September 27, 1996 as compared to $9.6 million on December 31, 1995. Advance payments are recorded when billings exceed revenues earned or expenses incurred. In 1994, advance payments increased to $983,000 from $0 in 1993 as a result of billings in excess of revenues earned and expenses incurred with respect to one customer. In 1995, advanced payments decreased to $341,000 from $983,000 in 1994. Advance payments in the first three fiscal quarter of 1996 decreased to $131,000 from $341,000 in 1995.

  Capital expenditures were $331,000, $774,000, $1,391,000 and $1,283,000 for
1993, 1994, 1995 and the first three fiscal quarters of 1996, respectively. The Company expects capital expenditures in the remainder of 1996 to be approximately $250,000, primarily for the purchase of computer hardware and software, for furniture and fixtures and for leasehold improvements. In August 1996 the Company entered into an operating lease with Digital Equipment Corporation ("Digital") pursuant to which Digital repurchased a portion of the Company's installed base of computers and will provide the Company with certain equipment, services and support. Under this operating lease, the Company will pay Digital approximately $407,000, $1.2 million, $1.2 million and $866,000 in 1996, 1997, 1998 and 1999, respectively.

  Net cash used for investing activities of $15.2 million during the nine month period ended September 27, 1996 resulted primarily from the purchase of marketable securities.

  On July 21, 1994, the Company entered into a revolving line of credit agreement with Shawmut Bank (now Fleet Bank, N.A.) providing for borrowings of up to $1.0 million. The line of credit agreement was subsequently amended to increase the amount available for borrowings to $3.5 million. This line of credit expires on June 1, 1997. As of December 31, 1995, $1.5 million was outstanding under the line. No borrowings were outstanding under the line as of October 23, 1996. The line of credit includes customary financial and other covenants relating to the maintenance of certain financial tests, such as minimum tangible net worth and quarterly profitability, and restricting the Company's ability to incur additional indebtedness. On August 25, 1995, the Company entered into a revolving line of credit agreement with Barclays Bank in London providing for borrowings of up to British Pound Sterling 250,000. The line of credit was subsequently amended to increase the amount available for borrowings to British Pound Sterling 425,000. No borrowings were outstanding under the line as of December 31, 1995 or October 23, 1996. See
Note 6 of Notes to Consolidated Financial Statements.

  The Company made a partnership distribution totaling $2,672,000 in January 1995, which represented the cumulative net earnings of the Partnership from December 1, 1993 through December 31, 1994. The Company made a final partnership distribution totaling $754,475 in March 1995, which represented the estimated amount of the Partnership's net earnings during the period commencing on January 1, 1995 and ending immediately prior to the Reorganization. Both the January 1995 and the March 1995 partnership distributions were evidenced by the Stockholder Notes and were repaid from a portion of the net proceeds of the Company's initial public offering. The partnership distributions represent earnings of the Partnership upon which the recipients of the Stockholder Notes have been or will be required to pay income taxes.

  In the event that the Restated Teaming Agreement is validly terminated by either party prior to its expiration, Renaissance is required to pay a termination fee to Gemini in an amount declining from $1.6 million in the event of a termination prior to November 1, 1996 to $250,000 in the event of a termination prior to November 1, 1999.

  Management believes that funds generated by operations, existing cash balances (including proceeds from the Company's initial and follow-on public offerings), borrowings under the bank lines and the net proceeds from this offering will be sufficient to meet the Company's working capital and capital expenditure requirements for at least the next twelve months. Thereafter, the Company's liquidity will be materially dependent upon its internally generated funds and its ability to obtain funds from financings from external sources, in the form of either additional equity or indebtedness. The Company's ability to borrow will be a function of the level of its internally generated funds and the assets of its business that are available to serve as collateral, which will consist primarily of accounts receivable.

                                   BUSINESS

  Renaissance Solutions, Inc. ("Renaissance" or the "Company") provides management consulting and client/server systems integration services, primarily for large corporations. The Company's offerings fall into two categories, strategic services and performance innovation services, both of which can incorporate consulting services and technology implementation. Strategic services consist primarily of management consulting services using the "Balanced Scorecard" concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders and the design, development and implementation of software-based executive information systems. The Company's strategic services are designed to assist senior executives in strategy implementation. The Company's performance innovation services include the design, development and implementation of desktop applications using client/server architecture to support decision-making, coordination, information sharing and skill development by knowledge workers. These applications are designed for key business processes, including market and product development, sales, order fulfillment and customer service. The Company believes that by bridging management consulting and systems integration capabilities it can help its customers effectively use technology to satisfy their strategic objectives.

THE RENAISSANCE SOLUTION

  Renaissance combines its expertise in management consulting and client/server systems integration to assist customers in developing innovative solutions to their business needs. The Company believes that the combination of defining an organization's strategy in terms of measurable goals and implementing information systems in support of these goals differentiates Renaissance from its competitors. Renaissance focuses on projects that are intended to have a significant effect on a customer's future profitability or competitive market position.

  Renaissance's service offerings are designed to support both the strategic and operational processes of large corporations, as follows:

  . At the strategic level, the Company provides management consulting services, based primarily on the Balanced Scorecard methodology, that are intended to identify strategic corporate objectives and measure an organization's progress in achieving these objectives. In addition, the Company designs, develops and implements software-based executive information systems, or "Strategic Feedback Systems" ("SFS"), that provide desktop information and communications tools for use by senior executives in achieving these objectives.

  . At the business process level, the Company designs, develops and implements desktop applications using client/server architecture to support key business processes, such as market and product development, sales, order fulfillment and customer service. These applications are designed to assist knowledge workers in meeting increased performance requirements created by new or redesigned work processes.

STRATEGY

  Renaissance's goal is to be a leading provider of management consulting and client/server systems integration services to corporations seeking major performance improvements. The Company is pursuing the following strategies to achieve this goal.

  . Emphasize a Multidisciplinary Approach. The Company believes that a key factor differentiating Renaissance's service offerings is the combination of its expertise in management consulting and client/server systems integration. The Company believes that by bridging management consulting and systems integration capabilities it can help its customers effectively use technology to satisfy their strategic objectives.

  . Provide Tailored Solutions Using Proprietary Methodologies and Reusable
    Software Components. The Company is investing in proprietary methodologies and reusable software components for both its strategic and performance innovation offerings. Although the Company individually tailors solutions for each customer, it leverages its capabilities through the use of these proprietary methodologies and software components. The Company believes that this approach reduces development time and project costs, enhances project quality, permits rapid expansion of the Company's professional staff and differentiates the Company's services from those of its competitors.

  . Build Renaissance Brand Name. The Renaissance name is closely associated with the Balanced Scorecard management consulting methodology. The Balanced Scorecard concept was described in three articles appearing in the Harvard Business Review in 1992, 1993 and 1996 and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders. The Company seeks to promote its name association with the Balanced Scorecard through additional publications, speaking engagements and other marketing activities. By building name recognition for both Renaissance and the Balanced Scorecard, the Company believes it can differentiate Renaissance from its competitors.

  . Broaden Customer Base Through Targeted Industry Marketing, Geographic
    Expansion and Alliances. The Company plans to continue to expand significantly its marketing initiatives and capabilities. The Company is expanding its professional staff through the addition of personnel with consulting expertise in selected industries and is increasing its customer marketing initiatives, including publications and executive seminars. The Company also plans to continue to expand geographically by adding offices in major United States and foreign cities. Finally, the Company is seeking marketing alliances with technology providers who offer products or services that complement the Company's service offerings.

SERVICES

  Renaissance's offerings are delivered through two service groups, the Strategic Services Group and the Performance Innovation Services Group.

 Strategic Services Group

  The Company's strategic services include management consulting based on the Company's Balanced Scorecard methodology, complementary consulting services and the design and development of desktop applications to assist senior executives in strategy implementation. The goal of the Balanced Scorecard methodology is to provide senior managers with a framework to translate a corporate strategy into measurable objectives, measures and targets. The Balanced Scorecard methodology is designed to consolidate measurement of many of the disparate elements of a company's competitive agenda, such as becoming customer oriented, improving quality, reducing time to market for new products and managing for the long term.

  At the beginning of a typical Balanced Scorecard engagement, Renaissance representatives meet with the customer's chief executive officer, chief financial officer or other senior executives and interview members of the customer's management team to solicit information regarding the customer's strategic objectives. In order to obtain a consensus regarding these objectives, Renaissance then conducts workshops with various members of the management team.

  After a consensus is reached, Renaissance analyzes the customer's strategy from four perspectives: financial, customer, business process and organizational learning. The Company, working with the customer's management, then identifies and selects the best indicators of achievement of each of the strategic objectives, distinguishing between forward looking or "lead" indicators and backward looking or "lag" indicators. Renaissance then maps these indicators against the four categories of strategic objectives into a "Balanced Scorecard." Using the Balanced Scorecard and supporting methodologies, Renaissance works with the customer to identify the performance factors that most significantly affect the customer's strategic objectives.

  Fees for services provided by the Company's Strategic Services Group typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. Fees for the Company's Balanced Scorecard engagements vary significantly depending on the size and complexity of the customer's business and the scope of the engagement, but have ranged from under $100,000 to in excess of $1,000,000. Since its inception in 1992, the Company has delivered approximately 105 Balanced Scorecards for different business units within over 30 organizations.

  The Company also offers complementary services related to the Balanced Scorecard. In 1994 the Company developed the Strategic Feedback System, which is an executive information system that provides senior executives with desktop access to strategic information presented in the form of performance measurements derived from the Balanced Scorecard. Fees for SFS engagements have ranged from approximately $100,000 to approximately $1,000,000. Since its introduction in 1994, the Company has completed five SFS engagements for four different organizations. The Company offers SFS services to existing customers for which it has provided Balanced Scorecard services and to new customers as an integral part of future Balanced Scorecard services.

 Performance Innovation Services Group

  The Company's Performance Innovation Services Group designs, develops and assists in implementing desktop applications using client/server architecture to support key business processes, such as market and product development, sales, order fulfillment and customer service. These systems are designed to enable customers to reduce costs, speed time to market and improve coordination among knowledge workers.

  The Company's desktop applications are used to generate, access and disseminate information not typically available in existing legacy systems, including:

  . Reference Data: explanations and supporting documentation on products, processes and customers, such as product specifications for use in responding to customer inquiries.

  . Procedural Data: decision support in the form of "if/then" rules, interpretations and best practice information, such as a checklist of remedial steps to be taken following the discovery of a billing error.

  . Performance Data: feedback measurements regarding individual and process performance, such as proposal to sales ratios used by an organization's sales force.

The Company believes that the availability of this type of data is critical to improving knowledge worker productivity.

  The Company has designed and developed desktop applications both independent of and as follow-ons to Balanced Scorecard engagements. In situations in which Renaissance has not previously prepared a Balanced Scorecard for the customer, Renaissance typically prepares an abbreviated Balanced Scorecard to assess the strategic objectives to be addressed as part of the design and development of the desktop application.

  In developing desktop applications, the Company uses rapid prototyping techniques, standard database and groupware software, application development tools and reusable software components. In addition, the Company has developed customizable templates and tools for use in system design. These techniques, tools and components are intended to reduce development time and project costs and increase the productivity of the Company's professionals.

  Fees for services provided by the Company's Performance Innovation Services Group typically are based on the project schedule, Renaissance staffing requirements, the level of customer involvement and the scope of the project as agreed upon with the customer at the project's inception. The Company generally seeks to obtain an adjustment in its fees in the event of any significant change in any of the assumptions upon which the original estimate was based. Fees for the Company's desktop application engagements vary significantly depending on the size and complexity of the customer's business and the scope of the engagement, but have ranged from under $500,000 for a pilot system to in excess of $3,000,000 for a large multi-application engagement. Since its inception in 1992, the Company has performed 26 engagements involving the design and development of desktop applications for 16 organizations.

MARKETING, SALES AND CUSTOMERS

  The Company markets its services to senior executives of large corporations both directly and on a collaborative basis with Gemini. The Company markets its services in the United States through its Boston headquarters and its Chicago and New York offices and in Europe through its London office. The Company is in the process of increasing its European operations, which it conducts principally out of its London office. See Note 11 of Notes to Consolidated Financial Statements.

  The Company continues to expand its direct marketing capabilities by hiring industry sector specialists to undertake targeted business development initiatives in the following industries: financial services; insurance; oil, gas and chemical; computers and communications; healthcare and pharmaceuticals; and retail and other. The Company is seeking marketing alliances with technology providers who offer products or services that complement the Company's service offerings.

  The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective customers, including authoring of articles and other publications regarding the Company's methodologies, regular newsletters and direct mail initiatives and executive seminars featuring presentations by senior officers of key customers. A significant portion of Renaissance's marketing activities is carried out by senior Renaissance executives.

  The following table sets forth a list of selected customers for which the Company, either directly or in collaboration with Gemini, has provided services in either 1994 or 1995:

          FINANCIAL
          SERVICES               INSURANCE               OIL, GAS AND CHEMICAL
          ---------              ---------               ---------------------
      Barclays Bank PLC     CIGNA Corporation          Mobil Corporation
      Chemical Bank         North American Life        Nova Chemical Sales, Inc.
      Federal National        Assurance Company        Nova Gas
       Mortgage             Mercantile & General       Praxair, Inc.
       Association                                     Union Carbide
                                                        Corporation
                                                       Univar Corporation

                COMPUTERS AND
                COMMUNICATIONS                               RETAIL AND OTHER
                --------------                               ----------------
             AT&T Corp.                                      The Limited, Inc.
             British Telecom Inc.

  An important component of the Company's marketing strategy is to offer additional services to existing customers. For example, the Company's Balanced Scorecard services often result in follow-on projects for other business units within the customer organization. In the first three fiscal quarters of 1996, the Company provided services to 13 of the 37 customers for whom the Company provided services in 1995.

  In 1995 and the first three fiscal quarters of 1996, revenues from services and other amounts billable to Gemini accounted for approximately 24% and 27%, respectively, of the Company's total revenues, and revenues from services billable to divisions of AT&T accounted for approximately 36% and 46%, respectively, of the Company's total revenues in such periods. In 1995, revenues from services billable to CIGNA accounted for approximately 12% of the Company's total revenues. See Note 11 of Notes to Consolidated Financial Statements.

RELATIONSHIP WITH GEMINI

  Since 1993 the Company has been a party to a Teaming Agreement with Gemini pursuant to which the Company and Gemini have agreed to perform on a collaborative basis certain service offerings obtained as a result of Gemini marketing efforts or joint Gemini/Renaissance marketing efforts. These joint service offerings include Balanced Scorecard and desktop application design, development and implementation engagements.

  Gemini is a worldwide consulting firm that provides business and system transformation services which are complementary to Renaissance's service offerings. The Company believes that its relationship with Gemini currently provides the Company with access to potential customers that the Company would not otherwise be able to obtain. Approximately 79%, 54% and 43% of the Company's revenues in 1994, 1995 and the first three fiscal quarters of 1996, respectively, resulted from its relationship with Gemini; approximately 65%, 24% and 27%, respectively, of revenues were from services and other amounts billable to Gemini and approximately 14%, 30% and 16%, respectively, of revenues were from services billable directly to third parties. In many of these engagements, the Company provided services as a subcontractor to Gemini.

  The Company and Gemini have entered into the Restated Teaming Agreement, which will become effective upon the closing of this offering. The following is a summary of the material terms of the Restated Teaming Agreement.

  The Restated Teaming Agreement has a term ending on November 1, 1999. It is subject to termination by Gemini as a result of, among other things, the occurrence of a change in control of Renaissance, which is defined generally to mean (i) the sale or other disposition of all or substantially all of the assets of the Company, (ii) the consummation of a transaction pursuant to which any person (other than an existing stockholder or a Gemini competitor, as defined in the Restated Teaming Agreement) becomes the beneficial owner of securities representing more than 40% of the combined voting power of the Company, (iii) the consummation of a transaction pursuant to which a Gemini competitor becomes the beneficial owner of securities representing more than 25% of the combined voting power of the Company, or (iv) a merger or consolidation of the Company with any other entity resulting in the holders of Renaissance Common Stock immediately prior to such transaction ceasing to hold at least 50% of the combined voting power of Renaissance or the surviving entity after such transaction. In the event that the Restated Teaming Agreement is validly terminated by either party prior to its expiration, Renaissance is required to pay a termination fee to Gemini in an amount declining from $1.6 million in the event of a termination prior to November 1, 1996 to $250,000 in the event of a termination prior to November 1, 1999. In addition, in such event, various payment obligations contained in the Restated Teaming Agreement will terminate on the termination date.

  During the term of the Restated Teaming Agreement, the Company and Gemini have agreed to staff jointly engagements for their collaborative service offerings. Final staffing decisions are made by the party with primary responsibility for the customer.

  Under the Restated Teaming Agreement, the Company has agreed to train Gemini in use of the Company's Balanced Scorecard, desktop application and certain other methodologies prior to November 1, 1998, to perpetually license these methodologies, to the extent developed prior to November 1, 1998, to Gemini on a non-exclusive basis and to perform certain services for Gemini in 1996. In exchange, Gemini has agreed to pay the Company an annual fee of $2.0 million in each of the years during the three year period ending October 31, 1997. Revenue for these services will be recognized by the Company as the services are performed pursuant to the terms of the Restated Teaming Agreement. The license of methodologies by Renaissance to Gemini expressly excludes any software created by Renaissance. The Company is obligated to pay Gemini an annual fee of $400,000 in each of the years during the three year period ending October 31, 1997 for certain training services provided by Gemini to Renaissance personnel.

  As part of the Restated Teaming Agreement, Gemini has committed to provide the Company with certain levels of bookings. The minimum bookings commitments total $12.0 million in the twelve month period ending October 31, 1997 and $12.5 million in each of the twelve month periods ending October 31, 1998 and 1999. As described below, these commitments represent a 50% reduction in Gemini's minimum bookings commitments under the Teaming Agreement. For the twelve month period ended October 31, 1995, bookings attributable to Gemini under the Teaming Agreement (without regard to the application of bookings attributable to prior period deficiencies) totalled approximately $8.7 million. For the twelve month period ending October 31, 1996, the Company estimates that such bookings (without regard to application of bookings to prior period deficiencies) will total approximately $10.3 million.

  In the event that during any of the six month periods during the term of the Restated Teaming Agreement bookings obtained by Renaissance from Gemini customers or customers of joint service offerings by Renaissance and Gemini are less than the specified minimum bookings, Gemini may retain the services of Renaissance for a fee equal to the amount of the deficiency. If at the end of twelve months a bookings deficiency still remains, Gemini is required to make a compensating payment to Renaissance of 25% of the remaining deficiency in full satisfaction of the bookings deficiency. In no event will Gemini be obligated to make a payment with respect to any bookings deficiency in an amount in excess of 25% of such deficiency.

  The Company monitors Gemini's progress in meeting its bookings commitments through regular conference calls and meetings with Gemini marketing representatives. Under the Restated Teaming Agreement, "bookings" are generally defined as gross fees (excluding expense reimbursements) committed to Renaissance as a result of the relationship with Gemini during the applicable six month period for services to be provided within twelve months of the commitment, as evidenced by a written agreement between the Company and the customer, plus any such fees actually collected by the Company during such period which are not evidenced by a written agreement. Gemini generally is treated as having satisfied its bookings commitment regardless of whether revenues are recognized by Renaissance with respect to a particular engagement. For example, under the Restated Teaming Agreement, 50% of the fees attributable to a cancelled contract count towards Gemini's bookings commitment if such cancellation is not primarily attributable to the actions or omissions of Gemini. In accordance with industry practice, nearly all of the Company's contracts are terminable by either the customer or the Company on short or no notice and without penalty. In addition, Gemini does not guarantee the collectibility of any receivables resulting from customer engagements under the Restated Teaming Agreement.

  The amount of Gemini's bookings commitment is subject to adjustment as a result of, among other things, any failure by Renaissance to make available to Gemini such quantities of marketing and sales resources and such number of staff for joint service offerings as may from time to time be mutually agreed upon by the parties. In addition, Gemini's minimum bookings commitment terminates in the event that any of Messrs. Lasker, Lubin or Norton ceases for any reason to be employed by the Company on a full time basis. In such event, the parties have agreed to negotiate in good faith to establish new commitments for the remainder of the term of the Restated Teaming Agreement.

  The Restated Teaming Agreement supersedes a prior agreement entered into between the Company and Gemini in October 1994, as amended through March 1996. In general, the Restated Teaming Agreement provides for a reduction by 50% in Gemini's minimum bookings commitments for the twelve month periods ended October 31, 1997, 1998 and 1999 and the elimination of various contractual covenants in favor of Gemini, including non-competition restrictions, rights of first refusal, rights of first offer and limitations on issuances and transfers of securities by the Company and the Principal Stockholders, which were previously set forth in the Teaming Agreement. The Restated Teaming Agreement also provides for a reduction in the termination fee payable by Renaissance in the event of a valid termination of the agreement by either party and for the payment of certain license fees by Gemini to Renaissance in five equal installments of $1.0 million during the period commencing on the date of the closing of this offering and ending on November 1, 1998.

  Simultaneously with the closing of the Company's initial public offering in April 1995, the Company sold to Gemini two warrants (the "Gemini Warrants") to purchase up to 633,600 shares of Common Stock. In addition, Messrs. Lasker and Lubin and Melissa E. Norton, the wife of David Norton (collectively, the "Principal Stockholders") sold to Gemini, at such closing, options (the "Gemini Options") to purchase up to an aggregate of 150,000 shares of Common Stock held by them. The Gemini Warrants and the Gemini Options were subsequently transferred by Gemini to the Gemini Selling Stockholder. The Gemini Selling Stockholder will exercise the Gemini Warrants and the Gemini Options and sell the shares of Common Stock acquired thereby in connection with this offering. In connection therewith, the Gemini Selling Stockholder will pay to the Company and the Principal Stockholders approximately $10.3 million and $2.7 million, respectively, representing the exercise price for the Gemini Warrants and Gemini Options and, in the case of the payment to the Principal Stockholders, the repayment with interest of the promissory notes issued by Gemini in connection with the purchase of the Gemini Options.

DEVELOPMENT OF SERVICE OFFERINGS

  A significant element of Renaissance's strategy is the continuous improvement of existing service offerings and the development of new and related services. To implement this strategy, Renaissance seeks to identify new and enhanced methodologies developed in the course of customer engagements and to disseminate these developments as "best practices" through internal training programs. In addition, the Company undertakes internal development activities to enhance and extend its methodologies and technology. The Company has organized a team of professionals whose primary responsibility is the management of the Company's practice development efforts. This group has developed an internal knowledge management system that provides rapid access to new developments and support materials to all of the Company's employees.

  In January 1996, the Company formally announced its Web-based information services offering, an extension of its core performance innovation and technology capabilities. This offering applies the Company's performance innovation expertise to the structuring of business practices using the capabilities afforded by the Internet's World Wide Web. The Company's offering is designed to enable the continuous capture of business information and the dynamic organization and delivery of that information. The Company has completed four engagements of this offering and is currently involved in similar engagements with two other clients. The Company has also developed a core set of technologies that provide Web-based interfaces to enterprise information systems as well as software agents for automated information gathering and task monitoring.

COMPETITION

  The management consulting and client/server systems integration markets (which include the markets for the Company's strategic and performance innovation services) are comprised of a large number of participants, are subject to rapid change and are highly competitive. Primary competitors include general management consulting firms and the consulting practices of the "Big Six" accounting firms; systems consulting and integration firms; and the professional service groups of computer equipment companies. In addition, customers may elect to increase their internal strategic planning and information systems resources to satisfy their needs for strategic and performance innovation solutions. The Company may also face competition from Gemini following the termination of the Restated Teaming Agreement in light of the methodology license set forth therein. See "Relationship with Gemini."

  Many participants in the management consulting and client/server systems integration markets have significantly greater financial, technical and marketing resources, greater name recognition and generate greater consulting and systems integration revenues than does Renaissance. In addition, the management consulting and client/server systems integration markets are highly fragmented and served by numerous firms, many of which serve only their respective local markets. The Company believes that the strong linkage between its management consulting services and client/server systems integration capabilities distinguishes it from its competitors.

  The Company believes that the principal competitive factors in the management consulting and client/server systems integration industries include the nature of the service offering, quality of service, responsiveness to customer needs, experience, technical expertise and price. The Company believes that it competes favorably with respect to these factors.

HUMAN RESOURCES

  As of September 27, 1996, the Company had a total staff of 148.5 full-time equivalent employees, comprised of 143 full-time salaried employees, 1 part-time salaried employees and 5 full- or part-time independent contractors. The Company's total staff of 149 employees as of September 27, 1996 was comprised of 111 professionals and 38 administrative employees.

INTELLECTUAL PROPERTY

  The Company's success is dependent in part upon its proprietary methodologies and tools and other proprietary intellectual rights. A significant portion of the Company's management consulting services are based on the Balanced Scorecard concept described in three Harvard Business Review articles and in The Balanced Scorecard, a recently published book, all of which were co-authored by one of the Company's founders. The Company believes that the Balanced Scorecard name is in the public domain. As a result, third parties may provide services using the Balanced Scorecard name which are competitive with the services offered by the Company.

  The Company relies upon a combination of trade secret, non-disclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company holds no patents or registered copyrights, trademarks or service marks. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  The Company's business includes the development of custom software applications in connection with specific customer engagements. Ownership of such software is generally assigned to the customer. In addition, the Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software products, or software "tools," most of which remain the property of the Company.

  Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

FACILITIES

  The Company's headquarters and principal administrative, sales and marketing, and system development operations are located in approximately 40,000 square feet of leased space in Lincoln, Massachusetts. The Company occupies these premises under a lease expiring in August 1999. The Company also occupies office space in Chicago, New York and London. The Company anticipates that additional space will be required as business expands and believes that it will be able to obtain suitable space as needed.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their ages as of September 27, 1996 are as follows:

    NAME                         AGE POSITION
    ----                         --- --------
Harry M. Lasker.................  52 Co-Chairman, Secretary and Director
David A. Lubin..................  46 Co-Chairman, Treasurer and Director
                                     President, Chief Executive Officer and
David P. Norton.................  55 Director
Gresham T. Brebach, Jr..........  55 Executive Vice President-Client Services
Ronald K. Bohlin................  44 Senior Vice President-Practice Development
George A. McMillan..............  42 Vice President, Chief Financial Officer and
                                     Chief Operating Officer
Robert S. Kaplan (1)............  56 Director
John F. Rockart (1).............  65 Director

---------------------
(1) Member of the Compensation Committee and Audit Committee.

  Mr. Lasker is a founder of the Company and has served as a director since the Company's inception in March 1992 and as Co-Chairman and Secretary since December 1993. From December 1981 to December 1991 Mr. Lasker served as Vice President and Co-Chairman of Spectrum Interactive, Inc. ("Spectrum"), a multimedia technology development company which he co-founded with Mr. Lubin.

  Mr. Lubin is a founder of the Company and has served as Treasurer and a director since the Company's inception in March 1992 and as Co-Chairman since December 1993. From December 1981 to December 1991 Mr. Lubin served as Vice President and Co-Chairman of Spectrum, which he co-founded with Mr. Lasker.

  Mr. Norton is a founder of the Company and has served as President and a director since the Company's inception in March 1992 and as Chief Executive Officer since December 1993. From 1975 to February 1992 Mr. Norton served as President of Nolan, Norton & Co., an information technology consulting firm. Nolan, Norton & Co. was acquired by the accounting firm of KPMG Peat Marwick in March 1987. As a result, Mr. Norton also served as a Partner of KPMG Peat Marwick from March 1987 to February 1992.

  Mr. Brebach joined the Company as Executive Vice President-Client Services in January 1995. From August 1994 to December 1994 Mr. Brebach operated his own consulting firm, Brebach and Associates. From April 1993 to August 1994 Mr. Brebach served as Executive Vice President of Digital Consulting, the management consulting division of Digital Equipment Corporation. From December 1989 to April 1993 Mr. Brebach was a Director of McKinsey & Company, a management consulting firm. Mr. Brebach is a director of Aspen Technology, Inc.

  Mr. Bohlin joined the Company as Senior Vice President-Practice Development in December 1994. From September 1993 to November 1994 Mr. Bohlin served as Vice President-Strategic Services at Digital Equipment Corporation. From February 1992 to September 1993 Mr. Bohlin served as Vice President-Corporate Marketing and Business Development at Analog Devices, Inc., a semiconductor company. From
January 1981 to February 1992 Mr. Bohlin was a consultant, partner and computer industry practice leader at McKinsey & Company.

  Mr. McMillan joined the Company as Chief Operating Officer in July 1993 and has served as Vice President, Chief Financial Officer and Chief Operating Officer since January 1995. From March 1992 to June 1993 Mr. McMillan operated his own strategy consulting firm, focusing on strategy development for underperforming corporations. From April 1989 to March 1992 Mr. McMillan served as President and Chief Operating Officer of the Michigan Bulb Company, a direct mailer of horticultural catalogs.

  Dr. Kaplan has served as a director of the Company since April 1995. Dr. Kaplan is the Marvin Bower Professor of Leadership Development at Harvard Business School, where he has been a member of the faculty since September 1983.

  Dr. Rockart has served as a director of the Company since April 1995. Dr. Rockart has been a Senior Lecturer at the Center for Information Systems Research of the Alfred P. Sloan School of Management of the Massachusetts Institute of Technology since 1974 and has been the Director of the Center for Information Systems Research since 1976. Dr. Rockart is a director of ComShare, Inc. and Keane, Inc.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Senior Executives, (iv) all directors and executive officers as a group, and (v) each of the other Selling Stockholders.

                          SHARES BENEFICIALLY             SHARES TO BE BENEFICIALLY
                            OWNED PRIOR TO        SHARES         OWNED AFTER
                             OFFERING (1)         OFFERED      OFFERING (1)(2)
 NAME AND ADDRESS OF      ----------------------- ------- -----------------------------
  BENEFICIAL OWNER          NUMBER     PERCENT    NUMBER     NUMBER         PERCENT
 -------------------      ------------ ---------- ------- --------------- -------------
Harry M. Lasker (3).....       975,785     13.9%   75,000         850,785        11.0%
  c/o Renaissance
  Solutions, Inc.
  Lincoln North
  55 Old Bedford Road
  Lincoln, MA 01773
David A. Lubin (4)......       975,786     13.9%   75,000         850,786        11.0%
  c/o Renaissance
  Solutions, Inc.
  Lincoln North
  55 Old Bedford Road
  Lincoln, MA 01773
Melissa E. Norton (5)...       975,786     13.9%   75,000         850,786        11.0%
  c/o Renaissance
  Solutions, Inc.
  Lincoln North
  55 Old Bedford Road
  Lincoln, MA 01773
Gemini Consulting,
 Inc. (6)...............       783,600     10.2%  783,600             --       --
  25 Airport Road
  Morristown, NJ 07960
Putnam Investments,
 Inc. (7)...............       705,783     10.0%      --          705,783         9.1%
  One Post Office Square
  Boston, MA 02109
OTHER DIRECTORS
David P. Norton (8).....       975,786     13.9%   75,000         850,786        11.0%
Robert S. Kaplan (9)....        24,902     *          --           24,902       *
John F. Rockart (10)....        12,500     *          --           12,500       *
OTHER SENIOR EXECUTIVES
Gresham T. Brebach,
 Jr. (11)...............        18,012     *       15,000           3,012       *
Ronald K. Bohlin (12)...        16,256     *       16,250               6       *
George A. McMillan (13).        48,075     *       10,000          38,075       *
All directors and
 executive officers
 as a group (8
 persons) (14)..........     3,047,102     42.8%  266,250       2,630,852        33.7%

---------------------
* Less than 1%
 (1) The number of shares beneficially owned by each director and executive officer is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after September 30, 1996 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.
 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 165,000 shares of Common Stock from the Company.

 (3) Includes 117,023 shares held by The Harry M. Lasker Children's Trust (the "Lasker Trust"), the beneficiaries of which are Mr. Lasker's children and a trustee of which is Mr. Lasker's spouse, as to which shares Mr. Lasker disclaims beneficial ownership. The Lasker Trust will sell 8,995 shares in this offering. Shares held before offering include 50,000 shares of Common Stock subject to a stock option granted to Gemini and subsequently transferred to the Gemini Selling Stockholder, which option will be exercised in connection with this offering.
 (4) Includes 82,856 shares held by The David A. Lubin Children's Trust (the "Lubin Trust"), the beneficiaries of which are Mr. Lubin's children, as to which shares Mr. Lubin disclaims beneficial ownership. The Lubin Trust will sell 10,000 shares in this offering. Shares held before offering include 50,000 shares of Common Stock subject to a stock option granted to Gemini and subsequently transferred to the Gemini Selling Stockholder, which option will be exercised in connection with this offering.
 (5) Shares held before offering include 50,000 shares of Common Stock subject to a stock option granted to Gemini and subsequently transferred to the Gemini Selling Stockholder, which option will be exercised in connection with this offering. Ms. Norton is the spouse of David P. Norton, the President, Chief Executive Officer and a Director of the Company.
 (6) Consists of warrants to purchase 633,600 shares of Common Stock from the Company and options to purchase an aggregate of 150,000 shares of Common Stock from Messrs. Lasker and Lubin and Ms. Norton, all of which will be exercised and sold in connection with this offering.
 (7) The information reported is based on a Schedule 13G, dated September 9, 1996, filed with the Securities and Exchange Commission by Putnam Investments, Inc. ("PI"), Marsh & McLennan Companies, Inc. ("MMC"), Putnam Investment Management, Inc. ("PIM") and The Putnam Advisory Company, Inc. ("PAC"). PI is a registered investment advisor, in which capacity it advises PIM and PAC and has shared voting power with respect to 121,800 shares and shared dispositive power with respect to 705,783 shares. PIM has shared dispositive power with respect to 548,283 shares. PAC has shared voting power with respect to 121,800 shares and shared dispositive power with respect to 157,500 shares. MMC is the parent holding company of PI. PI and MMC disclaim beneficial ownership of such shares.
 (8) Includes 975,786 shares held by Melissa E. Norton, the spouse of Mr. Norton, as to which shares Mr. Norton disclaims beneficial ownership. Shares held before offering include 50,000 shares of Common Stock subject to a stock option granted to Gemini and subsequently transferred to the Gemini Selling Stockholder, which option will be exercised in connection with this offering.
 (9) Includes 14,900 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996.
(10) Consists of 12,500 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996.
(11) Consists of 18,012 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996 (15,000 of which will be exercised and sold in connection with this offering).
(12) Consists of 16,256 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996 (16,250 of which will be exercised and sold in connection with this offering).
(13) Includes 26,566 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996.
(14) Includes 88,234 shares of Common Stock subject to outstanding stock options which are exercisable within the 60 day period following September 30, 1996 (31,250 of which will be exercised and sold in connection with this offering). Shares held before offering include 150,000 shares of Common Stock subject to stock options granted to Gemini and subsequently transferred to the Gemini Selling Stockholder, which options will be exercised in connection with this offering.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, Cowen & Company and Robertson, Stephens & Company LLC have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                       NUMBER OF
NAME                                                                    SHARES
----                                                                   ---------
Hambrecht & Quist LLC ................................................   495,000
Cowen & Company ......................................................   385,000
Robertson, Stephens & Company LLC.....................................   220,000
                                                                       ---------
Total ................................................................ 1,100,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and the Selling Stockholders, their counsel and the Company's independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.10 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters. The Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 165,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Selling Stockholders and the directors and executive officers of the Company, who will own in the aggregate 2,630,852 shares of Common Stock after this offering (assuming no exercise of the Underwriters' over-allotment option), have agreed, subject to certain exceptions, that they will not without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock beneficially owned by them during the 90 day period after the date of this Prospectus. The Company has agreed that it will not, without the Underwriters' prior written consent, offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock during the 90 day period after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current equity incentive and stock purchase plans and under currently outstanding options. The Company may also issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 90 day period referenced in the preceding sentence. Sales of such shares in the future could adversely affect the market price of the Common Stock.

  Hambrecht & Quist LLC and Cowen & Company acted as representatives of the underwriters of the Company's initial public offering in April 1995, and, with Robertson, Stephens & Company LLC, as underwriters of the Company's public offering in May 1996. In connection therewith, the underwriters were paid an underwriting discount.

  In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts, and for the Underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1994 and 1995 and September 27, 1996, and for each of the three years in the period ended December 31, 1995 and for the nine months ended September 27, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this Prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September
 27, 1996.................................................................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1993, 1994 and 1995 and nine months ended September 29, 1995 (Unaudited)
 and September 27, 1996...................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficiency) for the Years
 Ended December 31, 1993, 1994 and 1995 and nine months ended September
 27, 1996.................................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995 and nine months ended September 29, 1995 (Unaudited)
 and September 27, 1996...................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

Renaissance Solutions, Inc.:

  We have audited the accompanying consolidated balance sheets of Renaissance Solutions, Inc. and its subsidiaries as of December 31, 1994 and 1995, and September 27, 1996, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Renaissance Solutions, Inc. and its subsidiaries as of December 31, 1994 and 1995, and September 27, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 27, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Boston, Massachusetts
October 24, 1996

                          RENAISSANCE SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                   DECEMBER 31,
                                                  --------------  SEPTEMBER 27,
                                                   1994   1995        1996
                                                  ------ -------  -------------
                                                     (AMOUNTS IN THOUSANDS,
                                                       EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents...................... $1,384 $ 6,040     $22,380
  Marketable securities..........................    --    4,890      19,769
  Accounts receivable, net.......................  2,351   5,791       8,809
  Unbilled services, net.........................    839   3,759       2,574
  Receivable from officers/shareholders..........    --      278         --
  Prepaid expenses and other.....................     97     161         898
                                                  ------ -------     -------
    Total current assets.........................  4,671  20,919      54,430
Property and equipment, net......................    982   2,034       1,979
Other assets.....................................    --       72          72
                                                  ------ -------     -------
    Total........................................ $5,653 $23,025     $56,481
                                                  ====== =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.......................... $  --  $ 1,500     $   --
  Current portion of note payable--Gemini........    667     --          --
  Accounts payable...............................    497   1,150         639
  Accrued payroll and related costs..............    754     850       1,789
  Accrued income taxes...........................    --      270          66
  Other accrued liabilities......................    145      62         268
  Advance payments...............................    983     341         131
                                                  ------ -------     -------
    Total current liabilities....................  3,046   4,173       2,893
Note payable--Gemini, long-term portion..........  1,333     --          --
Other liabilities................................    --       87         161
                                                  ------ -------     -------
    Total liabilities............................  4,379   4,260       3,054
                                                  ------ -------     -------
Commitments and contingencies--Notes 7 and 10
Stockholders' equity:
  Preferred stock, $.01 par value, authorized
   2,000,000 shares, none issued.................    --      --          --
  Common stock, $.0001 par value, authorized
   20,000,000 shares, issued and outstanding
   4,567,396, 5,969,396 and 7,035,318 shares in
   1994, 1995 and 1996, respectively.............    --        1           1
  Additional paid in capital.....................      1  14,337      45,389
  Warrants to acquire common stock...............    --    1,600       1,600
  Cumulative translation adjustments.............    --      (46)        (33)
  Unrealized gain on marketable securities.......    --       35          17
  Retained earnings..............................  1,273   2,838       6,453
                                                  ------ -------     -------
    Stockholders' equity.........................  1,274  18,765      53,427
                                                  ------ -------     -------
    Total........................................ $5,653 $23,025     $56,481
                                                  ====== =======     =======

                See notes to consolidated financial statements.

                          RENAISSANCE SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          NINE MONTHS ENDED
                                                     ---------------------------
                                YEARS ENDED
                               DECEMBER 31,          SEPTEMBER 29,
                          -------------------------      1995      SEPTEMBER 27,
                           1993     1994     1995     (UNAUDITED)      1996
                          -------  -------  -------  ------------- -------------
                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................  $ 2,540  $12,881  $22,601     $15,721       $25,395
                          -------  -------  -------     -------       -------
Costs and expenses:
  Professional
   personnel............    2,563    6,508   11,484       8,224        13,617
  Professional
   development and
   recruiting...........      266      693    1,258         982         1,318
  Marketing and sales...      157      276      589         383         1,047
  General and
   administrative.......    1,252    2,494    4,113       2,873         4,354
                          -------  -------  -------     -------       -------
    Total costs and
     expenses...........    4,238    9,971   17,444      12,462        20,336
                          -------  -------  -------     -------       -------
Income (loss) from
 operations.............   (1,698)   2,910    5,157       3,259         5,059
Interest expense........      (43)    (126)     (80)        (57)          (41)
Interest income.........      --        16      490         355           899
                          -------  -------  -------     -------       -------
Income (loss) before
 income taxes...........   (1,741)   2,800    5,567       3,557         5,917
Provision for income
 taxes..................      --       --     1,891       1,087         2,302
                          -------  -------  -------     -------       -------
Net income (loss).......  $(1,741) $ 2,800  $ 3,676     $ 2,470       $ 3,615
                          =======  =======  =======     =======       =======
Pro forma data:
Historical income (loss)
 before income taxes....  $(1,741) $ 2,800  $ 5,567     $ 3,557        $5,917
                          -------  -------  -------     -------       -------
Historical provision for
 income taxes...........      --       --     1,891       1,087         2,302
Additional provision
 (credit) for income
 taxes..................      (87)     593      336         336           --
                          -------  -------  -------     -------       -------
Pro forma income taxes..      (87)     593    2,227       1,423         2,302
                          -------  -------  -------     -------       -------
Pro forma net income
 (loss).................  $(1,654) $ 2,207  $ 3,340     $ 2,134       $ 3,615
                          =======  =======  =======     =======       =======
Pro forma net income per
 share..................           $   .44  $   .56     $   .36       $   .49
                                   =======  =======     =======       =======
Pro forma weighted
 average number of
 common and common
 equivalent shares
 outstanding............             4,993    5,913       5,758         7,376
                                   =======  =======     =======       =======


                See notes to consolidated financial statements.

                          RENAISSANCE SOLUTIONS, INC.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                       WARRANTS                UNREALIZED
                                           ADDITIONAL TO ACQUIRE CUMULATIVE  GAIN (LOSS) ON RETAINED  STOCKHOLDERS'
                           NUMBER   COMMON  PAID IN     COMMON   TRANSLATION   MARKETABLE   EARNINGS     EQUITY
                          OF SHARES STOCK   CAPITAL     STOCK    ADJUSTMENTS   SECURITIES   (DEFICIT) (DEFICIENCY)
                          --------- ------ ---------- ---------- ----------- -------------- --------- -------------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
Balance at January 1,
 1993...................  4,412,358 $ --    $   --      $  --       $ --         $ --        $   214     $   214
 Net loss ..............                                                                      (1,741)     (1,741)
                          --------- -----   -------     ------      -----        -----       -------     -------
Balance at December 31,
 1993...................  4,412,358                                                           (1,527)     (1,527)
 Issuance of common
  stock.................    155,038               1                                                            1
 Net income.............                                                                       2,800       2,800
                          --------- -----   -------     ------      -----        -----       -------     -------
Balance at December 31,
 1994...................  4,567,396               1                                            1,273       1,274
 Issuance of common
  stock, net of related
  issuance costs of
  $1,291................  1,400,000     1    15,635                                                       15,636
 Distributions to
  shareholders..........                                                                      (3,426)     (3,426)
 Corporate
  reorganization........                     (1,315)                                           1,315         --
 Sale of warrants to
  acquire common stock..                                 1,600                                             1,600
 Exercise of stock
  options...............      2,000              16                                                           16
 Translation adjustment.                                              (46)                                   (46)
 Unrealized gain on
  marketable securities.                                                            35                        35
 Net income.............                                                                       3,676       3,676
                          --------- -----   -------     ------      -----        -----       -------     -------
Balance at December 31,
 1995...................  5,969,396 $   1   $14,337     $1,600      $ (46)       $  35       $ 2,838     $18,765
                          --------- -----   -------     ------      -----        -----       -------     -------
 Issuance of common
  stock, net of related
  issuance costs of
  $225..................    902,125          28,263                                                       28,263
 Exercise of stock
  options...............    121,642           1,215                                                        1,215
 Issuance of stock
  through Employee Stock
  Purchase
  Plan..................     42,155             607                                                          607
 Tax benefit from
  exercise of stock
  options...............                        967                                                          967
 Translation adjustment.                                               13                                     13
 Unrealized (loss) on
  marketable securities.                                                           (18)                      (18)
 Net income.............                                                                       3,615       3,615
                          --------- -----   -------     ------      -----        -----       -------     -------
Balance at September 27,
 1996...................  7,035,318 $   1   $45,389     $1,600      $ (33)       $  17       $ 6,453     $53,427
                          ========= =====   =======     ======      =====        =====       =======     =======


                See notes to consolidated financial statements.

                          RENAISSANCE SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    YEARS ENDED
                                   DECEMBER 31,               NINE MONTHS ENDED
                              -------------------------  ---------------------------
                                                         SEPTEMBER 29,
                                                             1995      SEPTEMBER 27,
                               1993     1994     1995     (UNAUDITED)      1996
                              -------  -------  -------  ------------- -------------
                                            (AMOUNTS IN THOUSANDS)
Cash flows from operating
 activities:
  Net income (loss).......... $(1,741) $ 2,800  $ 3,676     $ 2,470       $ 3,615
  Adjustments to reconcile
   net income (loss) to net
   cash provided by (used
   for) operating activities:
    Depreciation and
     amortization............      66      161      339         211           368
    Change in:
      Accounts receivable,
       net...................    (241)  (1,796)  (3,440)     (4,143)       (3,018)
      Unbilled services, net.    (161)    (490)  (2,920)        --          1,185
      Receivable from
       officers/shareholders.     --       --      (278)        --            278
      Prepaid expenses and
       other.................     (16)     (25)     (64)       (131)         (737)
      Accounts payable.......     175      123      653         334          (511)
      Accrued payroll and
       related costs.........     118      502       96         289           939
      Accrued income taxes...     --       --       270         216          (204)
      Other accrued
       liabilities...........     162       29      (83)        (69)          206
      Advance payments.......     --       983     (642)       (837)         (210)
      Increase in other
       liabilities...........     --       --        87         --             74
                              -------  -------  -------     -------       -------
    Net cash provided by
     (used for) operating
     activities..............  (1,638)   2,287   (2,306)    (1,660)         1,985
                              -------  -------  -------     -------       -------
Cash flows from investing
 activities:
  Purchases of marketable
   securities................     --       --    (4,855)        --        (20,046)
  Sales and maturities of
   marketable securities.....     --       --       --          --          5,185
  Expenditures for property
   and equipment.............    (331)    (774)  (1,391)       (671)         (323)
  Increase in other assets...     --       --       (72)        --            --
                              -------  -------  -------     -------       -------
    Net cash used for
     investing activities....    (331)    (774)  (6,318)       (671)      (15,184)
                              -------  -------  -------     -------       -------
Cash flows from financing
 activities:
  Issuance of common stock,
   net.......................     --         1   15,652      12,208        30,085
  Tax benefit from exercise
   of stock options..........     --       --       --          --            967
  Sale of warrants to acquire
   common stock..............     --       --     1,600       1,600           --
  Payment of shareholder
   distributions.............     --       --    (3,426)        --            --
  Short-term borrowings......   1,415      370    1,500         500        (1,500)
  Repayment of short-term
   borrowings................  (1,380)    (500)     --          --            --
  Proceeds from note
   payable--Gemini...........   2,000      --       --          --            --
  Payment of note payable--
   Gemini....................     --       --    (2,000)     (2,000)          --
  Repayment of loans from
   officers..................    (121)     --       --          --            --
                              -------  -------  -------     -------       -------
    Net cash provided by
     (used for) financing
     activities..............   1,914     (129)  13,326      12,308        29,552
                              -------  -------  -------     -------       -------
Effect of exchange rate
 changes on cash and cash
 equivalents.................     --       --       (46)        --            (13)
                              -------  -------  -------     -------       -------
Increase (decrease) in cash
 and cash equivalents........     (55)   1,384    4,656       9,977        16,340
Cash and cash equivalents,
 beginning of period.........      55      --     1,384       1,384         6,040
                              -------  -------  -------     -------       -------
Cash and cash equivalents,
 end of period............... $   --   $ 1,384  $ 6,040     $11,361       $22,380
                              =======  =======  =======     =======       =======
Supplemental disclosure of
 cash flow information:
  Interest paid.............. $    31  $    97  $    74     $    88       $    47
                              =======  =======  =======     =======       =======
  Income taxes paid.......... $   --   $     2  $ 1,620     $   870       $ 1,541
                              =======  =======  =======     =======       =======

                See notes to consolidated financial statements.

                          RENAISSANCE SOLUTIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

1. REORGANIZATION AND BASIS OF PRESENTATION

  Renaissance Solutions, Inc. ("Renaissance" or the "Company") was organized as a Delaware corporation in March 1992. In December 1993, the Company contributed all of its assets, subject to all of its liabilities, to Renaissance Strategy Group Limited Partnership, a Delaware limited partnership (the "Partnership"), in exchange for the sole general partnership interest in the Partnership. The business of the Company was conducted by the Partnership from December 1, 1993 to April 3, 1995. Pursuant to a reorganization agreement (the "Reorganization Agreement") entered into among the Company, the Partnership, the limited partners of the Partnership, the holders of certain units of economic interest ("Units") in the Partnership and the holders of certain options to purchase Units, effective April 3, 1995 (i) the Company issued 4,567,396 shares of its Common Stock in exchange for all of the outstanding limited partnership interests and Units in the Partnership, and
(ii) options to purchase 1,730,000 Units outstanding as of such date were exchanged for options to purchase 432,605 shares of Common Stock. Immediately thereafter, the Partnership was dissolved and all of its assets and liabilities were distributed to and assumed by the Company. The reorganization of the Company described above is referred to herein as the "Reorganization." The Reorganization has been accounted for in a manner similar to a pooling of interests and, except as otherwise indicated or where the context otherwise requires, the information set forth in these financial statements has been adjusted to give retroactive effect to the Reorganization. References herein to the "Company" and "Renaissance" refer to Renaissance Solutions, Inc. and, with respect to operations between December 1, 1993 and April 3, 1995 (the date of the Reorganization), the Partnership, and its wholly-owned subsidiaries, Renaissance Solutions Limited and Renaissance Securities Corp.

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  The Company provides management consulting and client/server systems integration services, primarily for large corporations.

 Fiscal Years and Quarters

  The Company's fiscal year ends on December 31. For quarterly reporting purposes, the Company uses a thirteen week accounting period.

 Interim Results (Unaudited)

  In the opinion of management, the accompanying interim unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and operating results for the interim periods.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

 Revenue Recognition

  The Company currently derives most of its revenues from professional service activities. Revenues on service contracts are recorded under the percentage of completion method based upon the number of labor hours incurred compared to the total estimated hours at estimated realizable rates. Provisions are made for estimated unbillable and uncollectible amounts. Revenues are reported net of reimbursable expenses which are billed and collected from clients. Reimbursable expenses were approximately $396, $1,477 and $2,247 for the years ended December 31, 1993, 1994 and 1995, respectively, and $1,725 and $2,653 for the periods ended September 29, 1995 and September 27, 1996, respectively. When billings exceed revenues earned and/or expenses incurred, the excess is recorded as advance payments.

  In September 1996, Gemini satisfied a bookings deficiency under the Teaming Agreement (Note 7) by making a cash payment of $750 which has been included in revenues for the nine months ended September 27, 1996.

 Research and Development Costs

  Research and development costs are expensed as incurred. For the years ended December 31, 1993, 1994 and 1995, and for the period ended September 27, 1996, the Company did not incur material research and development costs.

 Property and Equipment

  Property and equipment are stated at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expense.

  Depreciation is computed using straight-line methods over the estimated useful lives of the assets as follows:

               DESCRIPTION                                ESTIMATED USEFUL LIFE
               -----------                                ---------------------
     Computer hardware and software......................        5 Years
     Furniture and fixtures..............................        7 Years
     Leasehold improvements..............................       10 Years

 Income Taxes

  From its inception in 1992 to immediately prior to April 3, 1995 (the date of its Reorganization), the Company was either an S corporation or a limited partnership for federal income tax reporting purposes, and the taxable income of the Company for that period was reportable by and taxable directly to the Company's stockholders or partners rather than to the Company. During the period commencing on March 23, 1992 and ending on December 1, 1993, the Company operated as an S corporation. From December 1, 1993 through April 3, 1995, the Company operated as a limited partnership. Accordingly, no federal or state income tax provision was required for the Company for the years ended December 31, 1993 and 1994, and through the date of the Reorganization.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  Effective with the closing of the Company's initial public offering, the Company has been subject to federal and state income taxes as a C corporation.

  Effective with its inception, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 utilizes the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

 Foreign Currency Translation

  The functional currency for the Company's U.K. subsidiary, Renaissance Solutions Limited, is the British pound. Assets and liabilities are translated at period-end rates of exchange, and income and expenses are translated at average rates of exchange for the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are not material and are reflected in net income.

 Income Per Share

  Pro forma income per share is based on the weighted average number of common and dilutive common equivalent shares (common stock options) outstanding. The pro forma weighted average number of common shares assumes that 10,002 shares of common stock issued in March 1994 and all stock options granted in January 1995 and March 1995 were outstanding for all periods presented. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive, except in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83. The Bulletin requires that all common shares issued and options to purchase shares of common stock granted by the Company during the twelve-month period prior to filing of a proposed initial public offering be included in the calculation as if they were outstanding for all periods. The pro forma weighted average number of common shares for 1994 and through April 11, 1995 also assumes that approximately 300,000 shares of the 1,400,000 shares issued in the Company's initial public offering, the proceeds of which were used to repay stockholder notes totaling approximately $3,426 (see Note 8), were outstanding.

 Cash Flow Information

  The Company considers all bank deposits and short-term investments having original maturities of ninety days or less to be cash and cash equivalents.

 Impairment of Long-Lived Assets

  The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") in the period ended September 27, 1996. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. There was no effect of adoption of SFAS 121 on the financial statements.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective in 1996. As permitted by SFAS 123, the Company has elected to continue to

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

account for stock-based compensation to employees under APB Opinion No. 25 and to provide the SFAS 123 required disclosures in its 1996 annual financial statements.

3. ACCOUNTS RECEIVABLE AND UNBILLED SERVICES

  Accounts receivable and unbilled services consisted of the following:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 27,
                                                    1994    1995       1996
                                                   ------  ------  -------------
Billed............................................ $2,589  $5,901     $ 8,990
Unbilled services.................................    874   4,085       2,737
Allowance for uncollectible accounts..............   (273)   (436)       (344)
                                                   ------  ------     -------
Accounts receivable and unbilled services, net.... $3,190  $9,550     $11,383
                                                   ======  ======     =======

  Provisions for uncollectible accounts charged to expense were $103, $256 and $242 in 1993, 1994 and 1995, respectively, and $303 and $219 for the periods ended September 29, 1995 and September 27, 1996, respectively. Write-offs of uncollectible accounts amounted to $99 and $79 for the years ended December 31, 1994 and 1995, respectively. Write-offs of uncollectible accounts during the periods ended September 29, 1995 and September 27, 1996 were $59 and $312, respectively.

4. MARKETABLE SECURITIES

  Marketable securities are classified as available for sale and consist of U.S. Treasury Notes, Federal Agency Bonds and Corporate Bonds having maturity dates of more than three months and are stated at fair value. Aggregate net unrealized holding gains of $35 and $17 at December 31, 1995 and September 27, 1996, respectively, have been included as a separate component of stockholders' equity in the accompanying balance sheets. Certain information with respect to the Company's marketable securities as of December 31, 1995 and September 27, 1996 is presented below.

                                                 DECEMBER 31, 1995
                                   ---------------------------------------------
                                                 GROSS         GROSS
                                   AMORTIZED  UNREALIZED     UNREALIZED    FAIR
SECURITY TYPE                        COST    HOLDING GAINS HOLDING LOSSES VALUE
-------------                      --------- ------------- -------------- ------
U.S. Treasury Notes...............  $3,604        $31          $ --       $3,635
Federal Agency Bonds..............   1,251          5              1       1,255
                                    ------        ---          -----      ------
                                    $4,855        $36          $   1      $4,890
                                    ======        ===          =====      ======

                                                SEPTEMBER 27, 1996
                                  ----------------------------------------------
                                                GROSS         GROSS
                                  AMORTIZED  UNREALIZED     UNREALIZED    FAIR
SECURITY TYPE                       COST    HOLDING GAINS HOLDING LOSSES  VALUE
-------------                     --------- ------------- -------------- -------
U.S. Treasury Notes..............  $11,687       $18          $ --       $11,705
Federal Agency Bonds.............    4,846        26            --         4,872
Corporate Bonds..................    3,219        --             27        3,192
                                   -------       ---          -----      -------
                                   $19,752       $44          $  27      $19,769
                                   =======       ===          =====      =======

  The fair value of marketable securities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31, SEPTEMBER 27,
                                                          1995         1996
                                                      ------------ -------------
Due in one year or less..............................    $1,105       $ 6,958
Due after one through three years....................     3,785        12,811
                                                         ------       -------
  Total..............................................    $4,890       $19,769
                                                         ======       =======

  There were no sales or maturities of securities during the year ended December 31, 1995. Sales of marketable securities totalled $3,553 during the period ended September 27, 1996.

5. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 27,
                                                    1994    1995       1996
                                                   ------  ------  -------------
Computer hardware and software.................... $  799  $1,506     $1,110
Furniture and fixtures............................    276     653        975
Equipment.........................................    123     247        282
Leasehold improvements............................      2     177        293
                                                   ------  ------     ------
                                                    1,200   2,583      2,660
Less accumulated depreciation.....................   (218)   (549)      (681)
                                                   ------  ------     ------
Property and equipment, net....................... $  982  $2,034     $1,979
                                                   ======  ======     ======

6. LINE-OF-CREDIT--BANK

  At September 27, 1996, the Company had a $3,500 unsecured revolving line of credit agreement with a bank, expiring on June 1, 1997. Interest is payable at the bank's corporate rate (8.50% at December 31, 1995). The loan agreement includes various customary financial and other covenants including maintenance of minimum levels of tangible net worth and quarterly profitability. Borrowings outstanding under the line were $1,500 at December 31, 1995. No borrowings were outstanding under the line as of September 27, 1996.

  The Company had a British Pound Sterling 425 ($655) revolving line of credit with a U.K. bank, at September 27, 1996. There were no borrowings outstanding under this line at December 31, 1995 or September 27, 1996.

7. GEMINI RELATIONSHIP

 Teaming Agreement (See Note 13)

  The Company has entered into a Teaming Agreement dated as of October 17, 1994 (the "Teaming Agreement") with Gemini Consulting, Inc. ("Gemini") pursuant to which the Company and Gemini have agreed to market and perform certain service offerings on a collaborative basis. Approximately 79%, 54% and 43% of the Company's revenues in 1994 and 1995 and the period ended September 27, 1996 resulted from its relationship with Gemini; approximately 65%, 24% and 27% of revenues were from services and other amounts billable to Gemini and approximately 14%, 30% and 16% of revenues were from services billable directly to third parties. Gemini has committed to provide the Company with certain minimum bookings during the three-year term of the Teaming Agreement, commencing November 1, 1994, subject to the satisfaction of certain conditions.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  Since the inception of the Teaming Agreement, Gemini has not met certain of the minimum bookings commitments. In accordance with the Teaming Agreement, Gemini has satisfied these bookings deficiencies through a combination of revenues generated from client work referred to the Company, work performed by the Company as a subcontractor for Gemini, work performed by the Company directly for Gemini, the acquisition by Gemini from the Company for $2,200 of certain Company program designs and related materials and, in September 1996, a cash payment of $750. The $2,200 and $750 are included in revenue for the nine months ended September 27, 1996.

  As part of the Teaming Agreement, the Company has agreed to train Gemini personnel in the use of the "Balanced Scorecard" and certain of the Company's other consulting methodologies during the first four years of the term of the Teaming Agreement and to license these methodologies, to the extent developed during the first four years of the term of the Teaming Agreement, to Gemini on a non-exclusive basis. In exchange, Gemini has agreed to pay the Company an annual fee of $2,000 in each of the first three years of the term of the Teaming Agreement. Revenues are being recognized as the services are performed over the first four years of the term of the Teaming Agreement. The Company is also obligated to pay Gemini an annual fee of $400 in each of the first three years of the term of the Teaming Agreement for certain training services to be provided by Gemini to Renaissance personnel during that period.

  Pursuant to the Teaming Agreement, Renaissance has agreed not to work for or enter into any comparable teaming agreement with certain specified competitors of Gemini during the term of the Teaming Agreement and for a period of one year thereafter. In addition, the Teaming Agreement imposes certain restrictions on the ability of the Company to issue additional capital stock and on the ability of the Company's principal stockholders to dispose of their Common Stock. The Teaming Agreement is subject to earlier termination upon the occurrence of certain events.

  On February 14, 1995, the Company and Gemini amended the Teaming Agreement to extend the term of the Teaming Agreement from three years to five years. In the event that the Teaming Agreement is terminated by Gemini during the first four years following the commencement of the Teaming Agreement as a result of the Company's breach or bankruptcy or as a result of a change in control of the Company, Renaissance is required to pay a termination fee to Gemini in the amount of $1,600.

  Simultaneously with the closing of the Company's initial public offering on April 11, 1995, Messrs. Harry Lasker and David Lubin and Ms. Melissa Norton, the wife of David Norton (the "Principal Stockholders"), sold to Gemini options for the purchase of 150,000 shares of Common Stock (the "Gemini Options") for an aggregate purchase price of $675. Each Principal Stockholder sold to Gemini an option for up to 50,000 shares of Common Stock at an exercise price equal to $13.00 per share. The Gemini Options are transferable and are exercisable during the four year period commencing on April 11, 1996, provided that in no event may the Gemini Options be exercised unless and until Gemini ceases to be subject to, or obtains a waiver of, certain regulatory and contractual restrictions which prohibit Gemini from owning more than 4.9% of the Company. Gemini is entitled to registration rights with respect to the Common Stock deliverable upon exercise of the Gemini Options, and paid the purchase price for the Gemini Options by the delivery of promissory notes to the Principal Stockholders (the "Gemini Option Notes"). The Gemini Option Notes bear interest at a floating rate equal to the prime rate published from time to time in The Wall Street Journal and are payable upon the first to occur of the exercise of the Gemini Options or April 11, 2000.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

 Note Payable

  At December 31, 1994, Gemini had advanced the Company $2,000 for working capital purposes. Under a revised promissory note dated January 17, 1995, interest was payable at The Wall Street Journal prime rate plus 2%. The note was repaid in full during 1995.

8. STOCKHOLDERS' EQUITY

 Initial Public Offering

  On April 11, 1995, the Company completed its initial public offering of Common Stock, whereby the Company issued 1,400,000 shares of Common Stock and an additional 885,000 shares were sold by existing stockholders of the Company. The net proceeds from the sale of the shares by the Company were approximately $15,636 after deducting offering expenses of $1,291. Approximately $1,872 of the net proceeds of the offering were used to repay a note due to Gemini Consulting, Inc. and $3,426 of the net proceeds were used to repay notes payable to the Company's stockholders incurred by the Company in connection with the payment of partnership distributions in January and March 1995. Simultaneously with the closing of the offering the Company also sold warrants to Gemini to acquire 633,600 shares of the Company's Common Stock for cash of $1,600.

 Follow-on Offering

  On May 17, 1996, the Company completed a follow-on public offering, whereby the Company issued 902,125 shares of Common Stock and existing shareholders sold 647,500 shares of Common Stock. The net proceeds from the sale of shares by the Company were approximately $28,263, after deducting offering expenses of $225.

 Preferred Stock

  Authorized preferred stock consists of 2,000,000 shares, $.01 par value per share. The Board of Directors is authorized, without shareholder approval, to issue such shares of preferred stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the Board of Directors may determine.

 1995 Equity Incentive Plan

  In January 1995, the Board of Directors adopted and the stockholders approved the 1995 Equity Incentive Plan (the "Equity Plan"). Under the terms of the Equity Plan, the Company is authorized to make awards of restricted stock and to grant incentive and non-statutory options to employees of, and consultants and advisors to, the Company to purchase shares of the Common Stock of the Company. A total of 1,100,000 shares of Common Stock may be issued upon exercise of options granted or awards made under the Equity Plan. Options granted through December 31, 1995 generally vest in five equal annual installments commencing on the first anniversary of the optionee's date of hire.

  On September 18, 1996, the Board of Directors adopted, subject to stockholder approval, an amendment to the Company's 1995 Equity Incentive Plan increasing the number of shares of Common Stock available for issuance under the Plan from 1,100,000 to 2,100,000.

 1995 Director Stock Option Plan

  In January 1995, the Board of Directors also adopted and the stockholders approved the 1995 Director Stock Option Plan (the "Director Plan"), which became effective on the closing of the Company's initial public offering. Under the terms of the Director Plan, directors of the Company who are not employees of the

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Company or any subsidiary of the Company are eligible to receive non-statutory options to purchase shares of Common Stock. A total of 50,000 shares of Common Stock may be issued upon exercise of options granted under the Director Plan. Options to purchase 25,000 shares of Common Stock have been granted to the two eligible directors. The exercise price of options granted under the Director Plan is equal to the closing price of the Common Stock on the date of grant.

  A summary of activity under the Equity Plan and the Director Plan is as follows:

                                              OPTION   OPTION PRICE    OPTIONS
                                              SHARES     PER SHARE   EXERCISABLE
                                             --------  ------------- -----------
     Outstanding at December 31, 1994.......      --        --
     Granted................................  744,218   $8.00-$22.75
     Exercised..............................   (2,000)     $8.00
     Cancelled/expired......................   (2,900)      --
                                             --------
     Outstanding at December 31, 1995.......  739,318   $8.00-$22.75    56,513
     Granted................................  406,500  $14.25-$39.25
     Exercised.............................. (121,642) $ 8.00-$20.00
     Cancelled/expired......................  (61,422) $ 8.00-$20.00
                                             --------
     Outstanding at September 27, 1996......  962,754                  109,719
                                             ========                  =======

 1995 Employee Stock Purchase Plan

  In January 1995, the Board of Directors also adopted and the shareholders approved the 1995 Employee Stock Purchase Plan (the "Purchase Plan"), which became effective on the closing of the Company's initial public offering. The Purchase Plan authorizes the issuance of up to a total of 450,000 shares of Common Stock to participating employees. Under the terms of the Purchase Plan, the purchase price is an amount equal to 85% of the fair market value per share of the Common Stock on either the first day or the last day of the offering period, whichever is lower. There were no shares acquired under the Purchase Plan during the year ended December 31, 1995. There were 42,155 shares purchased under the plan during the nine month period ended September 27, 1996.

 Gemini Warrants

  The Company sold two warrants (together, the "Gemini Warrants") to Gemini upon the closing of the Company's initial public offering for an aggregate purchase price of $1,600. One warrant is exercisable through April 11, 1998 for up to 313,600 shares of Common Stock at an exercise price equal to $13.00 per share. The second warrant is exercisable through November 1, 1999 for up to 320,000 shares of Common Stock at an exercise price equal to $19.50 per share. Gemini is entitled to registration rights with respect to the Common Stock issuable upon exercise of the Gemini Warrants.

 Partnership Distributions

  In January and March 1995, the Partnership declared and made partnership distributions totalling $3,426 evidenced by delivery of the Company's promissory notes which were paid with proceeds from the Company's initial public offering. Distributions in excess of earnings were reclassified to paid in capital pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 4:B.

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

9. INCOME TAXES

  The provision (credit) for income taxes on a pro forma basis is as follows:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                           --------------------
                                                           1993   1994    1995
                                                           -----  -----  ------
Current taxes:
  Federal................................................. $ --   $ 453  $1,665
  State...................................................   --     140     562
                                                           -----  -----  ------
    Total current.........................................   --     593   2,227
                                                           -----  -----  ------
Deferred taxes:
  Federal.................................................  (589)   (95)    --
  State...................................................  (104)   (17)    --
  Change in valuation allowance...........................   606   (570)    --
                                                           -----  -----  ------
    Total deferred........................................   (87)  (682)    --
                                                           -----  -----  ------
Tax benefit of loss carryforward..........................   --     682     --
                                                           -----  -----  ------
    Total provision....................................... $ (87) $ 593  $2,227
                                                           =====  =====  ======

  Effective with the closing of the Company's initial public offering, the Company's S corporation election was automatically terminated. The cumulative effect at December 31, 1995 of temporary differences between financial accounting and income tax reporting was not material.

  The reconciliation of the Company's pro forma income tax provision to the statutory federal tax rate is as follows:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1993    1994   1995
                                                            -----   -----  ----
Statutory tax rate......................................... (34.0)%  34.0% 34.0%
State income taxes--net of federal benefit.................  (6.0)    6.0   6.0
Change in valuation allowance..............................  34.8   (20.4)  --
Other......................................................   0.2     1.6   --
                                                            -----   -----  ----
Effective income tax rate..................................  (5.0)%  21.2% 40.0%
                                                            =====   =====  ====

  The tax provision for the period ended September 27, 1996 is based upon the estimated effective tax rate of 39% for the entire fiscal year. As of December 31, 1995, the Company had no net operating loss carryforwards.

10. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company is obligated under a lease for office space and several equipment and service leases through 2002. The current office space is being sublet by the Company from another party. The amended office lease provides for increases in rental payments over the life of the lease. Rent expense is being

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

recognized on a straight-line basis over the term of the lease. The Company is also required to pay a pro rata share of common area maintenance charges. Total rent expense under all operating leases for the years ended December 31, 1993, 1994 and 1995 was $159, $245 and $601, respectively.

  Future minimum payments under the office space and equipment leases at December 31, 1995 are as follows:

                                                         OFFICE EQUIPMENT TOTAL
                                                         ------ --------- ------
1996.................................................... $1,056   $ 43    $1,099
1997....................................................  1,104     42     1,146
1998....................................................  1,144     36     1,180
1999....................................................  1,053     17     1,070
2000....................................................    189    --        189
Thereafter..............................................    412    --        412
                                                         ------   ----    ------
                                                         $4,958   $138    $5,096
                                                         ======   ====    ======

  In August 1996, the Company entered into a sale leaseback transaction for certain equipment, services and support. Under this operating lease, the Company will pay approximately $407, $1,200, $1,200 and $866 in 1996, 1997, 1998 and 1999, respectively.

 Employment Agreements

  In connection with the Reorganization, the Company entered into employment agreements with its two co-chairmen and the president and chief executive officer (the "Employment Agreements"). Each Employment Agreement provides for a term of two years and an initial annual base salary of $500. Effective July 1, 1996, the Board amended the Employment Agreements to provide for a base salary of $375. Each Employment Agreement provides that the officer will be eligible for bonuses at the discretion of the Board of Directors if the officer satisfies targeted performance objectives. In January 1995, the Company entered into employment agreements (the "Executive Agreements") with its executive vice president, senior vice president and chief financial and operating officer which provide annual salaries of $375, $300 and $250, respectively. Each Executive Agreement may be terminated upon 30 days' written notice by either party.

  Receivable from officers/shareholders at December 31, 1995 included $150 of aggregate 1995 salary foregone by the Company's two co-chairmen and the president and chief executive officer and $100 of excess premiums for directors and officers liability insurance purchased by the Company at the request and expense of such officers. The receivable was collected in 1996.

11. BUSINESS SEGMENT INFORMATION

  The Company operates in one business segment.

 Geographic Information

  Revenues of the Company's U.K. subsidiary totalled approximately $2,691, or 12% of consolidated 1995 revenues, and $1,255, or 17% of consolidated revenues for the period ended September 27, 1996. Income from operations for the Company's U.K. subsidiary for the year ended December 31, 1995 and the nine months ended September 27, 1996 was $591 and $12, respectively, and identifiable assets at December 31,

                          RENAISSANCE SOLUTIONS, INC.

    (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                  UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

1995 and September 27, 1996 were $879 and $751, respectively. The Company's U.K. subsidiary had no material operations in 1994. Revenues from customers outside of North America, primarily in the United Kingdom, accounted for approximately 16%, 8% and 16% of total revenues for the year ended December 31, 1993, 1994 and 1995, respectively, and 34% and 16% for the nine months ended September 29, 1995 and September 27, 1996, respectively.

 Major Customer and Credit Concentration Information

  Revenues from certain of the Company's largest customers individually exceeded 10% of revenues as follows:

                                                                    NINE MONTHS
                                    YEAR ENDED DECEMBER 31,            ENDED
                                    ----------------------------   SEPTEMBER 27,
     CUSTOMER                        1993      1994       1995         1996
     --------                       -------   -------    -------   -------------
     A.............................      24%       65%*       24%       27%
     B.............................                14         36        46
     C.............................                           12
     D.............................                12
     E.............................      18
     F.............................      14
     G.............................      16

--------
* 45% of total revenues in 1994 were from services provided by the Company to Customer C as a subcontractor of Customer A.

  The Company's customers are principally large corporations from whom the Company does not require collateral. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in a particular industry or geographic area. The Company maintains reserves for potential credit losses which to date have not been significant.

12. 401(K) PROFIT-SHARING PLAN

  The Company has a 401(k) profit-sharing plan (the "Plan") established in 1994 and covering substantially all domestic employees. The Plan allows each participant to defer up to 20% of annual earnings up to an amount not to exceed an annual statutory maximum. Subject to the approval of the Board of Directors on an annual basis, the Company may make profit-sharing contributions and/or match employee deferrals. For the years ended December 31, 1994 and 1995, the Company's contributions totalled $14 and $25, respectively.

13. SUBSEQUENT EVENTS

  The Company and Gemini have entered into a Third Amended and Restated Teaming Agreement (the "Restated Teaming Agreement") to be effective upon the closing of the offering contemplated by this Prospectus (the "Offering"). The Restated Teaming Agreement would supersede the prior Teaming Agreement (Note
7).

  In general, the Restated Teaming Agreement provides for a reduction by 50% in Gemini's minimum bookings commitments for the twelve month periods ended October 31, 1997, 1998 and 1999 and the elimination of various contractual covenants in favor of Gemini, including non-competition restrictions, rights of first refusal, rights of first offer and limitations on issuances and transfers of securities by the Company and the founders of the Company and their affiliates, which were previously set forth in the Teaming Agreement.

                          RENAISSANCE SOLUTIONS, INC.

     (INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 29, 1995 IS
                                   UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The Restated Teaming Agreement also provides for a reduction in the termination fee payable by the Company in the event of a valid termination of the agreement by either party and for the payment of certain license fees by Gemini to the Company in five equal installments of $1,000 during the period commencing on the date of the closing of the Offering and ending on November 1, 1998.

  In the event that during any of the six month periods during the term of the Restated Teaming Agreement bookings obtained by the Company from Gemini customers or customers of joint service offerings by the Company and Gemini are less than the specified minimum bookings, Gemini may retain the services of the Company for a fee equal to the amount of the deficiency. If at the end of twelve months a bookings deficiency still remains, Gemini is required to make a compensating payment to the Company of 25% of the remaining deficiency in full satisfaction of the bookings deficiency. In no event will Gemini be obligated to make a payment with respect to any bookings deficiency in an amount in excess of 25% of such deficiency.

  During the six month period commenced on May 1, 1996 and ending on October 31, 1996, Gemini's bookings commitment to the Company is $8,000. Approximately $4,000 in revenues generated from the estimated $5,000 in bookings in this six month period will be applied to satisfy the prior period deficiency. The Company and Gemini have agreed that Gemini will satisfy the bookings deficiency for this period with a one time payment by Gemini to the Company of approximately $1,600 (subject to adjustment in accordance with the terms of the Restated Teaming Agreement), to be made simultaneously with the closing of the Offering.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH A SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information.....................................................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   5
Recent Developments........................................................  10
The Company................................................................  10
Use of Proceeds............................................................  11
Price Range of Common Stock................................................  11
Capitalization.............................................................  12
Selected Consolidated Financial Data.......................................  13
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations................................................................  14
Business...................................................................  20
Management.................................................................  28
Principal and Selling Stockholders.........................................  30
Underwriting...............................................................  32
Legal Matters..............................................................  33
Experts....................................................................  33
Index to Consolidated Financial Statements................................. F-1

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                               1,100,000 SHARES

                          RENAISSANCE SOLUTIONS, INC.

                                 COMMON STOCK


                                 -------------
                                  PROSPECTUS
                                 -------------


                               HAMBRECHT & QUIST

                                COWEN & COMPANY

                         ROBERTSON, STEPHENS & COMPANY


                               November 13, 1996


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